FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 June 03, 2003

                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  Final Results dated  03 June 2003





Exhibit No.1

3 June 2003

                               BRITISH ENERGY PLC

                     2002/2003 PRELIMINARY RESULTS - PART 1



The following summary of key points must be viewed in the context of the Company's proposed restructuring, which is outlined in the enclosed Chairman's Statement.



- Loss before tax of GBP(4,292)m, after exceptionals of GBP(4,162)m, compared with a loss of GBP(493)m in 2001/2. Loss before exceptionals and tax of GBP(130)m compared with a profit of GBP42m in 2001/2.



- Exceptionals principally represent write-downs in generation plant, being GBP(3,587)m for nuclear assets and a further GBP(151)m write-down in the value of Eggborough. There were also write-downs of decommissioning funds and shares in employee trusts as well as provisions for slow moving stocks, interest rate swaps, onerous electricity contracts and restructuring costs.



- In view of the Company's financial condition, no dividend is proposed. The Board does not expect to declare or propose any dividend on the ordinary or A shares prior to the completion of the restructuring.



- UK business incurred a business performance loss before tax of GBP(274)m, including group interest charges, (total loss after exceptionals was GBP (4,353)m) compared with a business performance loss before tax of GBP(41)m in 2001 /2 (total loss after exceptionals was GBP(576m)), owing to UK output being reduced by 5.2TWh and a further decline in UK power prices.



- Total business performance contribution of GBP144m (pre-minorities) from our North American activities (total contribution after exceptionals was GBP61m), compared with a business performance (and total) contribution of GBP83m (pre-minorities) in 2001/2, including Bruce Power contribution of GBP97m (pre-minorities) for the 101/2 month period up to the date of its disposal in February.



- Cash consideration of C$627m (GBP250m) (excluding C$51m in respect of capital payments made by British Energy to Bruce Power at closing) received up to the year end for the disposal of our interest in Bruce Power out of a maximum of C$770m. A further C$20m (GBP8m) was received after the year end in respect of cash held in an escrow account in respect of a potential pension fund adjustment.



- The UK Government's White Paper emphasised the importance of environmental factors and combating climate change in future energy policy, and made it clear that the Government intends to "keep the door open" for nuclear power, and will review the prospects for nuclear power in four years' time.



- Adrian Montague was appointed Chairman with effect from 28 November 2002. Mike Alexander was appointed Chief Executive Officer with effect from 1 March 2003.



- Under the revised Nuclear Energy Agreement, which received regulatory approval in November 2002, prices received for output from our Scottish stations will be linked to the England and Wales power prices until the earlier of 2006 or the implementation of BETTA. British Energy released GBP41m as exceptional income in respect of the adjustments to the long-term contract.



- Under FRS 17, there was a deficit of GBP352m in respect of the Company's pension funds at 31 March 2003. The next actuarial valuation to assess funding and contribution levels is due to take place as at 31 March 2004. The Company is keeping pensions issues under close review.



- In relation to the proposed restructuring, since the year end, revised contracts with BNFL for front-end and back-end AGR fuel services have been signed, giving effect to the non-binding heads of terms agreed with BNFL on 28 November 2002. These agreements are conditional upon the successful completion of the restructuring. We also sold the majority of our uranics stock to BNFL for GBP50m.



- On 14 February 2003, we announced the completion of our disposal of our interest in Bruce Power and that we had reached binding standstill agreements and non-binding agreement to the restructuring proposals with certain of our significant creditors and BNFL. Also in February we announced a major electricity supply contract for 38TWh over four years.



- On 7 March 2003, the Government submitted the restructuring plan to the European Commission for its approval under State Aid rules, and also extended its credit facility to British Energy at a reduced amount of GBP200m up to September 2004 or the time at which restructuring is completed, whichever is the sooner.



- The formal standstill agreements with significant creditors and BNFL, and the amendments to the bonds agreed in March 2003, have meant that principal amounts due under the bonds and the Eggborough finance agreements were not repaid and termination payments under certain onerous contracts have not been made. This has allowed the Company to build up its cash reserves.



- Significant progress has been made but the proposed restructuring remains subject to a large number of significant uncertainties. If, for any reason, British Energy is unable to implement the restructuring, it may be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities, and it is highly unlikely that there would be any return to shareholders. Even if the restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.



- Looking to the future, nuclear safety remains our number one priority. We must maintain high standards of safety while ensuring that we deliver reliable output and reduce our exposure to fluctuations in UK power prices.



FURTHER INFORMATION



Contacts


Investor Relations                 Paul Heward                01355 262201
Media Enquiries                    Andrew Dowler              020 7831 3113





Find this News Release on our web site: www.british-energy.com





FINANCIAL OVERVIEW



This summary sets out the Company's financial information on a "pre-restructured" going concern basis.


                            2003             2003             2003             2002             2002         2002
                           Total      Exceptional         Business         Business      Exceptional        Total
                            GBPm            Items      Performance      Performance            Items         GBPm
                                             GBPm             GBPm             GBPm             GBPm

Turnover                   1,903               41            1,862            2,049                -        2,049
Operating (loss)/        (3,802)          (3,906)              104              231            (512)        (281)
profit
(Loss)/profit            (4,292)          (4,162)            (130)               42            (535)        (493)
before tax
Net operating                 54                                                                              155
cashflow
Net cash /(debt)           (550)                                                                            (859)





The going concern basis assumes that the Company will continue in operational existence for the foreseeable future. The validity of this assumption depends on the continued support of the Secretary of State for Trade and Industry and the group's significant creditors, and the successful completion of long-term financial restructuring, failing which the Company may have to take appropriate insolvency proceedings. Therefore, adjustments may have to be made to reduce the balance sheet values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to re-classify fixed assets and long-term liabilities as current assets and liabilities.


STATEMENT BY ADRIAN MONTAGUE, CHAIRMAN



The past year has been traumatic for British Energy and its stakeholders. The combination of high fixed costs for our nuclear stations and a steep decline in power prices without the counterbalance of owning a retail supply business, together with a high level of unscheduled outages and a bleak outlook for future power prices, has resulted in terrible damage to our Company. As a result I have to report a loss before tax of GBP(4,292)m. This includes a GBP(3,738)m write-down in the value of our UK power stations.


In view of the Company's financial situation, no final dividend is proposed. The Board does not expect to declare or propose any dividend on the ordinary or 'A' shares prior to the completion of the restructuring.


Since 5 September 2002, when the Board sought financial assistance from the Government, the Company has been working with the Government, its significant creditors and BNFL, to agree a restructuring plan to achieve the long-term financial viability of British Energy.


We announced the principles of a restructuring plan on 28 November 2002, the same day as I became Chairman of British Energy. Since then, significant progress has been made in pursuit of the plan, although much work still remains to be done to secure a successful restructuring.


The Restructuring: What Has Happened to Date?



At last year's AGM, my predecessor, Robin Jeffrey, outlined the tough commercial conditions prevailing in the UK electricity market, and referred to the significant fall in wholesale power prices that had occurred in the preceding two years. Following the gas circulator problems at Torness on 12 August 2002, British Energy revised its UK nuclear output forecast for the year to 31 March 2003 down to 63 TWh compared with the originally planned generation of 67.5 TWh. This revision was due mainly to this major unplanned outage at Torness together with other unplanned outages at Heysham 2 and Dungeness B.


For some time, British Energy had been seeking to renegotiate its fuel contracts with BNFL, and thereby secure a significant reduction in its fixed cost base. On 3 September 2002, BNFL delivered its final proposal to British Energy, but the terms proposed fell short of those which the Company required. In any event, having reviewed the longer-term prospects of the group, including future market prices and trading conditions, the Board concluded that it should not draw down on existing undrawn loan facilities, and decided that there was no alternative but to seek support from the Government.

On 5 September 2002, the Company announced that it had entered into discussions with the Government to seek immediate financial support and to enable a longer-term restructuring to take place. As a result of these discussions, on 9 September 2002, the Government provided British Energy with a credit facility for up to GBP410m for three weeks. This was to provide working capital for immediate requirements and to allow the Company to stabilise its trading position in the UK and North America.


On 26 September 2002, the Government agreed a revised credit facility of up to GBP650m running until 29 November 2002, to permit the development of proposals for a solvent restructuring.


On 28 November 2002, the Company reached agreement with the Government and BNFL on the principles of a restructuring plan intended to achieve long-term financial viability and the credit facility was extended until March 2003. The principles for restructuring included:


* Amending and extending the BNFL contracts for front-end and back-end related fuel services for our AGR stations.

* Establishing a new Nuclear Liabilities Fund (NLF) for uncontracted nuclear liabilities and decommissioning costs, to which British Energy would make ongoing contributions.

* British Energy making contributions to the NLF including 65% of the group's consolidated net cash flow after tax, financing costs and the funding of cash reserves of up to GBP490m.

* The Government funding liabilities relating to historic spent fuel and any shortfall in the NLF.

* Compromising the existing claims of significant creditors, in exchange for new bonds and new ordinary shares.

* British Energy disposing of its interests in Bruce Power and AmerGen.

* Implementation of a new trading strategy to hedge the majority of British Energy's output.



As a result of these proposals, ordinary trade creditors and employees are expected to be paid in full as the relevant amounts fall due. However, the return, if any, for shareholders of British Energy will represent a very significant dilution of their existing interests.


In particular, the plan addressed some of the main underlying causes of British Energy's difficulties through:



* The reduction of its exposure to wholesale electricity prices through the renegotiation of its contracts with BNFL and the implementation of the new trading strategy.

* The reduction of fixed and variable costs as a result of new pricing arrangements for the front-end and back-end treatment of fuel for the AGRs under the revised contracts with BNFL.

* The reduction and de-risking of its exposure to UK nuclear liabilities through the new arrangements with the Government and the proposed NLF.

* The restructuring of its indebtedness, and of certain onerous contracts.





We have made encouraging progress in implementing the restructuring plan. The Company has completed the disposal of its interest in Bruce Power. We have also agreed revised front-end and back-end fuel contracts with BNFL and the sale, also to BNFL, of GBP50m of our uranics stocks. In addition, we have concluded binding standstill agreements and reached non-binding agreement to the restructuring proposals with the relevant creditors including revised arrangements for Eggborough. In February 2003, we announced a major electricity supply contract for 38TWh of output over four years and, since the year end, have agreed further long-term electricity contracts, giving us greater certainty of income.

On 7 March 2003, the Government submitted the restructuring plan to the European Commission for its approval under State Aid rules, and also extended its credit facility to British Energy at a reduced amount of up to GBP200m up to September 2004 or the time at which restructuring is completed, whichever is the sooner. The Secretary of State is entitled to cancel the facility at any time, if in her opinion, the restructuring cannot be implemented in the manner or timescales envisaged.


Remaining Steps



Notwithstanding this encouraging progress, we still have a long way to go before the success of the restructuring is assured.



We have yet to complete the sale of our 50% interest in AmerGen, the value of which is a key component of the restructuring. In September 2002, British Energy and Exelon announced their intentions to sell AmerGen but, as we announced on 7 March, these plans did not attract suitable offers. Independently from Exelon, we are now focusing our efforts on realising the value of our investment, as soon as is practicable. Discussions with potential purchasers are ongoing.


Until an acceptable transaction is agreed, British Energy will continue to play a full part in the AmerGen joint venture.


We also require the formal agreement of the significant creditors and the Government to the restructuring proposals. The standstill arrangements are terminable if, amongst other things, this agreement has not been obtained by the end of September 2003.


The Government must obtain the approval of the European Commission for the assistance it will provide as part of the restructuring plan. We do not expect a decision on our restructuring plan to be reached by the European Commission until summer 2004.


Finally, the detailed terms of the restructuring remain to be finalised and will need to be discussed and agreed with the regulators and the Inland Revenue and approved by shareholders (where required).


The Board's View



If  the   restructuring  is  implemented,   the  return,  if  any,  to  existing
shareholders  will  represent  a very  significant  dilution  of their  existing interests. However, the Board continues to believe that the proposed restructuring is in the best interests of the Company and is working hard to ensure that all the necessary conditions are met. It must be recognised that the restructuring remains subject to a large number of significant uncertainties and if, for any reason, the restructuring cannot proceed, the Board may still have to seek the protection of administration. In this case, the distribution to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there will be any return to shareholders.

Energy Review



In March 2003, the Government issued its long-awaited White Paper on future UK energy policy. The White Paper places environmental concerns at the centre of its proposals and accepts the Royal Commission's recommendation of a 60% reduction in greenhouse gases by around 2050. As the single largest contributor to the UK's efforts to mitigate the effect of climate change for many years to come, British Energy will continue to support the Government's efforts in this area.


The White Paper also made it clear that the Government intends to "keep the door open" for nuclear power and will review the prospects for nuclear generation in four years' time. In the meantime we must improve performance and make a renewed commercial and technical success of our existing UK nuclear fleet.


Strategic Focus and Board Changes



Safety, as always, remains our number one priority and, together with the Government, we regard safety and security of supply as being the fundamental drivers behind the restructuring. As a result of these restructuring proposals, the strategic focus of British Energy has moved back to the UK where our emphasis will be on securing safe, reliable nuclear generation. At the same time, the commercial risk profile of the Company must change fundamentally. We will achieve this through the maintenance of diverse channels to market, the revised BNFL contracts, the new funding arrangements for nuclear liabilities and our efforts to reduce exposure to UK power prices.

In this difficult year there have been changes to the composition of the Board.



I became Chairman on 28 November 2002. Having worked closely with the Government and Whitehall in recent years, I have a good deal of experience of complex restructurings, most recently at Network Rail where I remain Deputy Chairman. Mike Alexander joined us as Chief Executive on 1 March, from Centrica, where he had been Chief Operating Officer. Mike is a strong manager, with wide experience of the UK energy market. Together, we make a good team.

The move from the Company's previous Executive Chairmanship to a separate Chairman and Chief Executive will contribute to good governance. I believe that Mike's and my own skills are complementary, and that together with the rest of the management team we are well equipped to steer British Energy through the period of retrenchment leading up to restructuring and beyond.

There have also been a number of changes among the Independent Directors during the year. Most recently we have made two new appointments to the Board. William Coley and Pascal Colombani joined the Board as Independent Directors on 1 June. Bill Coley, former CEO of Duke Power and Pascal Colombani, a nuclear physicist, who was President of the Commissariat a l'Energie Atomique in France. Their experience will reinforce the Board's nuclear credentials as we focus on the performance and reliability of the UK nuclear fleet.


Finally, I would like to thank all of our staff and congratulate them on their continued professionalism and hard work during difficult times. Whenever I visit one of our power stations, I am impressed by the dedication and commitment to safe, reliable nuclear power shown at all levels in the organisation. With our staff support, I am sure we will meet our immediate challenge of enhancing the Company's performance.


REVIEW OF OPERATING PERFORMANCE

BY MIKE ALEXANDER, CHIEF EXECUTIVE OFFICER


Any commentary on British Energy's performance in the year ended 31 March 2003 is overshadowed by the events in September and the restructuring, as described in the Chairman's Statement. I joined British Energy on 1 March 2003 and am very conscious of the huge impact the year's events have had on our staff, our creditors and not least our shareholders. However, the restructuring plan, if it is fully approved, offers us an opportunity to demonstrate that we can deliver first class performance from our generating assets and that our nuclear power stations have a crucial role to play in the UK's electricity generation mix. Our challenge will be to focus on future performance, delivering improved and reliable output from our stations and restoring our profitability.


The key figures in the results were the business performance loss before tax of GBP(130)m and the exceptionals of GBP(4,162)m leading to an overall loss of GBP(4,292) m. Details of the exceptional items are covered elsewhere but their scale reflects the extremely tough market conditions within the UK where power prices remained at low levels. The loss before tax was compounded by a reduction of 3.8 TWh in UK nuclear output and a 10% reduction in achieved prices. Operating income also reduced following the sale of our interest in Bruce Power in February 2003.



UK Nuclear Generation

The total UK nuclear output fell to 63.8 TWh in 2002/3, compared with the output of 67.6 TWh in the previous year. The major setback was at Torness, which experienced extended outages on each of its 2 reactors due to gas circulator problems. This cost us some 4 TWh in lost output. The lost income and repair costs were offset, in part, by insurance recoveries of some GBP15m. Following the resolution of these problems, both reactors were returned to service by December 2002 and since then the plant has been operating well. Technical problems were also experienced at Dungeness B and Heysham 2, which contributed to the lower overall output. There were, however, strong performances at other stations notably Hartlepool and Hunterston B.


UK nuclear cost per unit, excluding revalorisation, rose 5% to GBP17.60/MWh as compared to GBP16.70/MWh in 2001/2. When the revised BNFL arrangements which underpin our cost improvement strategy are fully implemented, nuclear front and back-end fuel costs will be significantly reduced. In addition these contracts provide a hedge against market prices for a significant proportion of our output and simplify our AGR fuel procurement activities.


It is clear that the greatest risk to achieving our UK nuclear generation target is the level of unplanned generation losses. For this reason we have launched a number of programmes that will tackle the root causes of under performance and reduce losses to competitive levels.


Following reviews by the World Association of Nuclear Operators (WANO), we are implementing programmes to improve the reliability of our operations and to standardise practices across our power stations and central support functions. Key areas for improvement include eliminating human performance errors and improving plant reliability - known to be the two major causes of generation losses. We are investing some GBP31m in improvements to plant condition - of which half will be invested at Hinkley Point B and Dungeness B to improve their long term reliability. We are refocusing our training programme to emphasise human performance.


We are also well advanced in the deployment of a new works management system to improve the planning and allocation of maintenance work at our stations. This is an important tool to increase productivity and reliability. By the end of the year we had successfully implemented the system at the majority of our sites and look forward to the expected operational benefits such as improved scheduled maintenance and reductions in unplanned downtime and operational safety issues.


Power and Energy Trading

Trading conditions for generators in the United Kingdom electricity markets continued to be difficult. The price for baseload power for generators in the England and Wales spot market averaged GBP15.48/MWh, down 10% on 2001/2. Prices have remained at low levels, below cost for a range of producers, as the generation sector continues to experience intense competitive pressure.


Overall our achieved price fell 10%, from GBP20.40/MWh to GBP18.30/MWh, reflecting the ongoing market price weakness. This compared with total UK generation costs of GBP21.70/MWh (including nuclear, Eggborough and corporate overheads plus revalorisation) as compared to GBP20.30/MWh in 2001/2. We managed our risk exposure by continuing to seek diverse channels to market and making best use of the flexibility of our coal-fired plant. Our direct sales business increased its volume by over 20% to 22.5 TWh and continues to be highly rated for the quality of its customer service. Eggborough, our 2000MW coal-fired station, generated 5.7TWh in the year. Work is proceeding to fit Flue Gas Desulphurisation (FGD) to two of its four units which will allow continued operation using a variety of coals whilst still complying with stricter limits on sulphur emissions.


Regulatory changes are a feature of the developing electricity market. Ofgem have proposed a major reform to NETA to expand its coverage to include the whole of Great Britain and change the basis for charging for access to and losses on the transmission and distribution networks. Draft legislation to implement BETTA was published in January 2002 and the target date for implementation of the change is currently October 2004. British Energy continues to work closely with Ofgem and the UK Government to ensure that the changes are the minimum necessary to create a single GB market and that they do not create disproportionate costs or penalties for existing generators.


Agreement was reached in July 2002 with Scottish Power and Scottish & Southern Energy on a revised pricing formula under the Nuclear Energy Agreement (NEA), following the introduction of the New Electricity Trading Arrangements (NETA) in 2001. The revised contract, which received regulatory approval in November 2002, will run until 1 April 2006, or the introduction of BETTA, whichever is the earlier. Purchases under the revised contract will be much more closely linked to England and Wales wholesale market prices and terms. Under the revised agreement, British Energy received a one-off settlement from Scottish Power and Scottish & Southern Energy has subsequently released GBP41m as exceptional income in respect of the adjustments to the long term contract.


In parallel with the restructuring, British Energy has developed a new trading strategy, aimed at reducing the market price risk facing the business by securing more fixed price sales of output for the medium term. In implementing this, we announced a major new contract in February, covering 38TWh of output over four years from April 2003. Over 50% of this is at fixed prices, with the remainder linked to future electricity market prices. The possibilities for further medium term contracts which reduce market price exposure continue to be explored in both the wholesale market and direct sales business. The suite of new arrangements with BNFL, which, with the exception of the agreement to sell some GBP50m of our uranics stocks, are subject to completion of restructuring, will provide a partial hedge against market price on some 40% of our total output.



North America



British Energy's recent financial difficulties have resulted in dramatic changes for the group's interests in North America. As a key element of the proposed restructuring we sold our interest in Bruce Power, and announced plans to dispose of AmerGen, our 50/50 joint venture with Exelon Corporation.


Bruce Power had performed well since its acquisition in May 2001. In the period from 1 April 2002 to 14 February 2003, Bruce B generated 19.2 TWh, a load factor of 79%. The profit contribution from Bruce Power for the period to 14 February 2003 was GBP97m before minorities.


The terms of the disposal of Bruce Power were negotiated in very difficult circumstances. At an EGM on 10 February 2003, our shareholders approved the disposal, which was completed on 14 February 2003. The purchaser of our interest was a consortium consisting of Cameco Corporation (an existing partner in Bruce Power), BPC Generation Infrastructure Trust and TransCanada PipeLines Limited. The Power Workers' Union and The Society of Energy Professionals also acquired a further combined 2.6% interest to add to their existing 2.6% interest.


At completion of the disposal, we received initial consideration of C$627 million (GBP250 million) after minor closing adjustments, and a payment of C$51 million (GBP20 million) in recognition of earlier capital contributions paid by the Company to Bruce Power.


Since the year-end, we have received a further C$20 million that had been held in an escrow account following closing in respect of a potential pension fund adjustment. The cash received to date represents a loss of GBP(35)m. However, in addition, British Energy expects to receive up to:

* C$100 million, contingent on the restart of two of the reactors at Bruce A. If the restart of the two reactors is delayed beyond 15 June and 1 August respectively, the consideration of C$50m per reactor reduces on a sliding scale falling to zero after 9 months delay and amounts not paid to British Energy are paid instead to the Province of Ontario. The current restart programme is on track to bring both reactors back ahead of these due dates, although there is little margin for slippage.

* C$20 million, which will be held in an escrow account to cover claims made up to February 2005 in respect of representations and warranties.



In addition, C$80m is held in an escrow account to cover the estimated outstanding tax liabilities of the Bruce Power group. In the event that the sums held back to satisfy the tax liability are insufficient, British Energy would be required to repay the amount of such excess to the purchasing consortium. Conversely, British Energy will be refunded any balance remaining after settlement of the tax liability.




The proceeds of the disposal were used to pay down loans under the Government credit facility and to support our working capital and trading collateral requirements.


During the year ended 31 March 2003, profit before tax and exceptionals for our 50% share of AmerGen increased by GBP6m to GBP47m. Total output for the year was
20.2 TWh, an average load factor of 95%. The total capacity of the AmerGen fleet was increased following the upgrading in Clinton's capacity in spring 2002 to 1017 MWe.


By summer 2002, despite the successful performance of the AmerGen business, British Energy and its co-partner Exelon Corporation decided that there was limited scope to grow AmerGen due to the changes in the overall market for nuclear plant. In September 2002, British Energy and Exelon announced their intentions to sell AmerGen but, as we announced on 7 March 2003, these plans did not attract suitable offers. Independently from Exelon, we are now focusing our efforts on realising the value of our investment, as soon as is practicable. Discussions with potential purchasers are ongoing


Current Trading and Outlook



Market conditions within the UK remain extremely challenging and have adversely impacted both British Energy and other players in the generation market, as has been well publicised over the last twelve months. To ensure robustness against changing market prices, we have sold forward the bulk of our projected output for 2003/4 but, as a result of the current UK market conditions, we are anticipating a further decline in our UK achieved price of around 7%. British Energy has continued to utilise diverse channels to market, including direct sales to industrial and commercial customers and structured wholesale trades, to mitigate price risk.


In addition to the savings from the revised BNFL fuel contracts, British Energy is looking to achieve further savings through a review of its cost base in all areas of its business. Our target is to reduce our annual cost base by some GBP25m in 2003/4 with a further GBP25m being sought in 2004/5.


On output, our UK nuclear plants have achieved a total output of 11.5TWh up to the end of May, in the financial year 2003/4. This is slightly ahead of 2002/ 3, and ahead of our run rate to hit the 2003/4 target of 67TWh. Within the rest of the group, Eggborough provided important flexibility to the Company's nuclear portfolio, generating 0.7TWh. In the United States, AmerGen's three stations performed well, generating an estimated total output of 3.3TWh.



Looking to the future, nuclear safety remains our number one priority. We have a major responsibility in this area. We must maintain high standards of safety whilst ensuring that we deliver reliable output, consistently meeting our targets from cost-efficient operations and achieving world-class operational standards. This will be demanding but I expect that British Energy can re-emerge as an effective participant in the UK electricity market which is able to generate electricity at a price customers are willing to pay.


Our staff have worked hard over the past year to meet challenging goals and to recover from the adverse market and technical issues that the Chairman referred to. It is their efforts, skills and attention to detail which are so important for our recovery. Despite the disappointments of the past year, and the continuing need for change, I am confident that everyone at British Energy wishes to demonstrate their capability and restore the reputation of the Company.


GROUP FINANCIAL SUMMARY



The accounts for the year ended 31 March 2003 are dominated by the effect of exceptional items. Due to their size, the Group Financial Summary addresses the exceptional items first and then the "business performance" figures which exclude exceptional items.


The financial year ended March 2003 has been the most difficult in the history of British Energy. The combination of dramatic reductions in electricity prices in the UK market, a high fixed cost base and a failure to renegotiate its fuel contracts with BNFL precipitated a financial crisis in the group. These factors lay behind the Board's decision to seek assistance from the UK Government on 5 September 2002 and have since culminated in a restructuring process outlined in the Chairman's Statement.


British Energy made a loss before tax after exceptional items of GBP(4,292)m, compared with a loss of GBP(493)m in the previous year. The group's financial statements have been drawn up on a non- restructured basis, as this represents the legal position of the group pending completion of the restructuring by September 2004.


However, this Statement includes an unaudited pro forma net asset statement to illustrate the financial effects of the restructuring as if it were implemented at 31 March 2003.


Exceptional Items



The 2003 results include exceptional items amounting to GBP(4,162)m before tax, analysed as follows:


                                                                    GBPm
Write-down of fixed asset carrying values                         (3,738)
UK decommissioning fund                                             (124)
AmerGen decommissioning fund                                         (48)
Write-down of own shares held                                       (102)
Slow moving stocks                                                   (57)
Provision for interest swaps                                         (56)
Restructuring costs                                                  (35)
Loss on sale of investments in Bruce Power and Huron Wind            (35)
Write-off of capitalised borrowing costs                              (6)
Onerous trading contracts                                             (2)
Nuclear Energy Agreement                                              41
Total exceptional Items                                           (4,162)



Write-down of fixed asset carrying values

Due to the substantial reductions in UK electricity prices, we have written down the value of all our generation assets by a total amount of GBP(3,738)m. This included a write-down of GBP(3,587)m for our nuclear generation assets and a further write-down of GBP(151)m for our Eggborough coal-fired plant.


Write-down of UK decommissioning fund

The market value of the UK decommissioning fund has fallen to GBP334m following the fall in the value of the equity markets, compared to a value of GBP458m based on revalorising the open balance sheet at 1 April 2002. An exceptional charge of GBP(124)m has been required to restate the balance sheet value to market value.


Write-down of AmerGen decommissioning fund

The market value of the AmerGen decommissioning fund has also fallen and an exceptional charge of GBP(48)m has been required for British Energy's share of the adjustment required to restate the balance sheet value to market value.


Write-down of own shares held

The value of British Energy shares held in trust to cover employee share options was written down by GBP(102)m to GBP2m to reflect market value, based on market prices of 3.75p and 3.0p for the Company's Ordinary and 'A' shares respectively.


Slow moving stocks

The group is implementing new fleet-wide work management practices and has carried out a detailed review of slow moving stocks and has made a provision of GBP(57)m for stock obsolescence.


Provision for interest swaps

An interest rate swap provision has been created amounting to GBP(56)m in respect of interest rate swap contracts which are no longer effective as hedges and are no longer required by the group.


Restructuring Costs

A charge of GBP(35)m has been made in respect of advisory and other costs associated with the Company's restructuring.


Loss on sale of investments in Bruce Power and Huron Wind

The accounts record a loss on the disposal of Bruce Power and Huron Wind amounting to GBP(35)m. The calculation of the loss on disposal incorporates receipt of the C$20m retention relating to pensions, but does not take into account retentions of C$120m.


Write-off of capitalised borrowing costs

We have written-off GBP6m of debt arrangement costs, which relate to borrowings which are now part of the financial restructuring. These costs had been capitalised and were being amortised over the duration of the borrowings.


Onerous trading contracts

The group has certain pre-NETA electricity trading contracts with Enron Capital & Trade Europe Finance LLC ("Enron"), Teesside Power Limited ("TPL") and TotalFinaElf Gas and Power Limited ("TFE"). As a result of the terms inherent in these contracts and the Directors' view of future market prices the contracts are considered to be onerous. The Enron and TFE contracts were terminated during the year, thus giving rise to claims for certain amounts which became payable. The accounts reflect the claimed amounts which have been agreed in principle with Enron, TPL and TFE for the purposes of the restructuring. An exceptional charge of GBP2m has been made in the year to make further provision for these long term trading contracts.


Nuclear Energy Agreement

The Company has agreed revised terms for the electricity supply agreement with Scottish Power and Scottish & Southern Energy. Under the terms of the agreement, which has now had regulatory approval, the Company is in a position to release a balance of GBP41m in respect of cash previously received.


BUSINESS PERFORMANCE RESULTS



This summary is based on "business performance" figures which exclude exceptional items (as described in Note 1 to the accounts). Loss before tax was GBP(130)m compared to a profit before tax last year of GBP42m. The main changes are highlighted below:


                                                           GBPm                   GBPm

2001/2 Profit Before Tax                                                           42

Lower UK electricity prices                                (111)
Lower UK output (net of effect on fuel costs)              (81)
Increased UK misc. income                                  15
Increased UK energy supply costs                           (13)
Lower UK operating costs (excluding output related         18
savings)

Total decrease in UK operating profit                                              (172)

Increase in Bruce Power operating profit (primarily due to                         45
higher prices and lower costs)
Increased contribution from AmerGen                                                6

Increased group net interest charges                                               (6)
Increased revalorisation charges                                                   (45)

2002/3 Loss Before Tax                                                             (130)


Debt



At 31 March 2003, net debt was GBP(550)m, compared with GBP(859)m last year. The reduction was primarily due to the impact of the standstill arrangements and the disposal of our interest in Bruce Power.


Taxation



There was a tax charge of GBP(2)m for the year, compared with GBP(81)m last year. As for the previous year, the tax figures were adversely affected by relatively high marginal tax rates in North America.


Other Accounting Issues



Pensions


The accounts include disclosures required under the transitional requirements of FRS17, the UK accounting standard dealing with retirement benefits. The UK Accounting Standards Board has postponed full implementation of FRS17, following the decision by the International Accounting Standards Board to review IAS19, the relevant international accounting standard. Full implementation of FRS17 is unlikely to be required until 2005 at the earliest and the content of FRS17 may change following the review of IAS19.


The FRS17 valuation is based on a snapshot of assets and liabilities at a particular point in time and does not necessarily take account of the long term nature of pension schemes. Movements in equity markets and bond yields can create considerable volatility in the FRS17 valuation at different points in time.


Under  FRS17,  the net  pension  deficit was GBP352m for the UK schemes as at 31
March 2003, compared to a surplus of GBP43m one year earlier. The deficit reflects in particular the decline in equity markets over the last year.


The funding of the pension schemes is based on the results of three-yearly valuations by independent actuaries rather than on the results of the FRS17 valuation. The next actuarial valuation is scheduled to take place as at 31 March 2004. During the year, the actuary of the British Energy Generation Group Scheme (the main UK pension scheme) carried out an interim review of scheme assets and liabilities in order to assess the appropriateness of the continued use of the surplus that arose at the 31 March 2001 valuation. As a result of that review, the employer's contributions to that scheme were increased from 10% to 17.1% from 1 November 2002. The employer's contributions to the British Energy Combined Group Scheme (the smaller UK pension scheme) had been increased from 12% to 15.3% from 1 April 2002.


We recognise that the funding of pension schemes is a matter of concern to scheme members, to shareholders and to our other stakeholders. We will keep the funding issues under close review in the coming year.


The Group balance sheet reported at 31 March 2003 does not include the FRS 17 deficit.



Pro forma asset statement

The accounts include an unaudited pro forma net asset statement to illustrate the financial impacts of the restructuring, as if they were implemented at 31 March 2003.


Contingent Liabilities

The accounts include extensive disclosures of contingent liabilities as set out in Note 31.




INDEPENDENT AUDITORS' REPORT



The independent auditors' report on the financial statements for the year ended 31 March 2003 was not qualified, but contained an explanatory paragraph in respect of a fundamental uncertainty as follows:


"In forming our opinion we have considered the adequacy of the disclosures made in note 1 concerning the preparation of the financial statements on the going concern basis. The validity of this depends on the continuation of the financial assistance from the Secretary of State for Trade and Industry and the Group's significant creditors and the successful completion of financial restructuring. In view of the significance of the uncertainty concerning the continuation of financial assistance from the Secretary of State for Trade and Industry and the Group's significant creditors and the successful completion of financial restructuring we consider that it should be drawn to your attention but our opinion is not qualified in this respect."


UNAUDITED PRO FORMA GROUP NET ASSET STATEMENT AS AT 31 MARCH 2003



(i)                  Basis of Preparation



The Group balance sheet drawn up at 31 March 2003 does not reflect the terms of the proposed restructuring as the restructuring has not been finalised.


Set out below is an unaudited pro forma statement of the consolidated net assets of the British Energy Group, which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the proposed restructuring of British Energy plc as if they had taken place on 31 March 2003. This statement has been prepared for illustrative purposes only and does not, because of its nature, give a true or complete picture of the financial position of British Energy.


No adjustments have been made to take account of trading or changes in the financial position of British Energy after 31 March 2003.


The pro forma statement of net assets has been based on the audited consolidated balance sheet of British Energy as at 31 March 2003, included in the consolidated financial statements of the Group, after making the adjustments required in respect of steps 1 to 4 below.


The terms and conditions, especially with respect to the methodology of the restructuring and amongst other matters, the treatment of Eggborough, have only been agreed in principle with the relevant parties and are not contractually binding. The restructuring is subject to a large number of significant uncertainties, the implications of which are set out elsewhere in this report. Restructuring negotiations continue and the pro forma net asset statement may require to be adjusted should the final restructuring terms and conditions differ from those currently proposed.


(ii) The Unaudited Effects of Restructuring on the Group's Net Assets as at 31 March 2003

                                      Group                                                              Group
                                 net assets                                                         net assets
                          pre-restructuring       Step 1    Step 2    Step 3    Step 4      post-restructuring
                                       GBPm         GBPm      GBPm      GBPm      GBPm                    GBPm

Tangible fixed assets                   686        (138)         -         -         -                     548
Investments                              77            -         -         -         -                      77
Goodwill                                  -            -         -         -         -                       -
Fixed Assets                            763        (138)         -         -         -                     625

Current Assets
Decommissioning Fund/
HMG indemnity                           334            -         -     3,865         -                   4,199
Stocks                                  360            -         -         -         -                     360
Debtors                                 387            -         -         -         -                     387
Investments                             246            -         -         -         -                     246
Cash at bank / cash                      87            -         -         -         -                      87
reserve
                                      1,414            -         -     3,865         -                   5,279

Creditors <1 year                   (1,033)            -       179         -       316                   (538)
Bonds and bank loans                  (152)            -         -         -       152                       -
                                    (1,185)            -       179         -       468                   (538)

Net Current Assets                      229            -       179     3,865       468                   4,741

Nuclear liabilities -
creditors >1 year
                                    (1,909)            -     (360)         -         -                 (2,269)
Bonds and loans                       (731)            -         -     (275)       306                   (700)
Cash reserves due to                      -            -         -     (216)         -                   (216)
NLF
Working capital due to                    -            -         -      (17)         -                    (17)
NLF
Other long term                           -            -         -         -         -                       -
creditors
                                    (2,640)            -     (360)     (508)       306                 (3,202)
Provisions                          (1,735)            -      (81)         -         -                 (1,816)

Net (liabilities)/                  (3,383)        (138)     (262)     3,357       774                     348
assets



General

The accounting for restructuring is expected to follow the principles of acquisition accounting due to the significance of the change in ownership of the Group. This will result in significant changes to the share capital and reserves structure of the Group, as well as the need to fair value the assets and liabilities.


As stated in note 25 to the financial statements, the most recent formal triennial actuarial valuations of the Group's pension schemes were carried out as at 31 March 2001. The next formal actuarial valuation is due to be carried out as at 31 March 2004. Accordingly, in the absence of a formal actuarial valuation as at 31 March 2003 the pro forma net asset statement does not include any adjustment to reflect the fair value of the pension scheme assets and liabilities as at that date. The balance sheet on restructuring is expected to include the fair value of the pension scheme assets and liabilities following the next formal actuarial valuation.


UNAUDITED PRO FORMA GROUP NET ASSET STATEMENT AS AT 31 MARCH 2003 (Continued)



(ii) The Unaudited Effects of Restructuring on the Group's Net Assets as at 31 March 2003 (continued)



General (continued)

The carrying value of AmerGen of GBP71m included in the pro forma net asset statement is based on that included in the audited group financial statements as at 31 March 2003. As disclosed elsewhere in the Annual Report, the Directors are currently in negotiations with various parties to dispose of their investment in AmerGen. Accordingly, the investment has not been fair valued in the pro forma net asset statement pending conclusion of these negotiations.


The Directors have assumed that the market value of new shares is equal to the fair value of the net assets and, therefore, no goodwill arises. If that market value is different to fair value, however, then positive or negative goodwill will arise when restructuring is effected. In any event the market value of the new shares and the fair value of net assets on completion of the restructuring may be different from the pro forma net assets as at 31 March 2003.


Step 1 - Revaluation of fixed assets

Fixed assets employed across the fleet of UK nuclear power stations have been fair valued based on continued operation assuming a discount rate of 10% applied to projected cash flows, taking account of the new BNFL contracts and the NLF funding arrangements including the cash sweep mechanism described below. The carrying value of fixed assets has been reduced by GBP138m following these steps as the cash sweep mechanism is expected to have a negative impact on cash flows.


There is no deferred tax liability as at 31 March 2003 following the asset write down. No deferred tax asset is recognised as its recoverability in the foreseeable future is considered by management to be uncertain.


Step 2 - New BNFL Contracts

The provision for nuclear liabilities will be based on the revised contractual arrangements. Creditors have been adjusted to reflect amounts compromised under the standstill and restructuring agreements, together with a rescheduling of the payment terms under the historic BNFL contracts.


A consequence of the new arrangement is that BE now recognises liabilities under historic contracts for spent fuel services costs related to all fuel loaded before the effective restructuring date. Accordingly nuclear liabilities have been increased as BE previously provided for these liabilities as the fuel was consumed. Adjustment has, therefore, been made in respect of contracted and uncontracted liabilities for the cost of spent fuel services for unburnt fuel in the reactor as at 31 March 2003.


Under the proposed new BNFL contracts, ownership of the AGR fuel loaded after the restructuring date reverts to BNFL and so BE no longer bears storage, reprocessing and disposal costs. Going forward, BE's AGR back-end fuel costs for these services will be GBP150,000 (adjusted for RPI) per tonne of AGR fuel loaded. In addition, BE will make further annual payments which include a rebate and surcharge mechanism based on the out-turn of output and electricity market prices in that year.


Step 3 - NLF and HMG Indemnity Arrangements

HMG has provided an indemnity to fund services for spent AGR fuel loaded pre-restructuring and any future shortfall on NLF funding of uncontracted liabilities (including PWR spent fuel services) and decommissioning costs. This shortfall will represent the difference between the discounted provision for nuclear liabilities less the market value of the NLF at the balance sheet date.


The adjustment to the decommissioning fund/HMG indemnity of GBP3,865m represents the shortfall as at 31 March 2003.


The NLF will initially be comprised of the assets in the current decommissioning fund together with GBP275m of new bonds issued to the fund on restructuring. Post restructuring the Group will contribute GBP20m per annum (adjusted for RPI) tapering off as stations close, GBP150,000 per tonne (adjusted for RPI) of PWR fuel loaded as well as a 65% cash sweep.


The cash sweep is initially defined as 65% of the movement in cash and cash equivalents during the year after adjusting for, among other things, any payments made to the NLF or dividends paid in the year. In restricted circumstances BE is permitted to carry forward cash from one year to the next (thereby reducing the NLF cash sweep payment for the first year) where certain significant committed future cash outflows are expected.


Post restructuring the Group will be entitled to retain a minimum amount of cash in reserve, initially set at a target of GBP490m, which can be adjusted for any incremental collateral requirements, prior to the proposed NLF cash sweep taking effect, to support collateral and liquidity requirements post restructuring. A provision of GBP216m has been created for cash reserves due to the NLF, representing 65% of the Group's cash and liquid funds balance at 31 March 2003. An additional provision of GBP17m has been created for net working capital balances as at 31 March 2003. The cash sweep mechanism will have an impact on future dividend policy.


New legislation, the Electricity (Miscellaneous Provisions) Act, was enacted on 8 May 2003. One of the objectives of the legislation was to avoid British Energy incurring a tax charge as a result of the new HMG indemnity arrangements otherwise the level of state aid would require to be correspondingly higher.


Step 4 - New Bonds Issued

The GBP700m balance for bonds and loans upon restructuring represents GBP550m of new bonds together with GBP150m due through the planned revision to the capacity and tolling agreement between BEPET and EPL to fund repayments under the Eggborough bank loans. The adjustments represent the difference between the carrying value of liabilities pre-restructuring and the amounts for which they are compromised by the significant creditors under the terms of the restructuring which is assumed to have no tax consequences. The new bonds will be issued, together with some equity, in return for the significant creditors and BNFL agreeing to compromise the amounts owing to them.




FURTHER INFORMATION



Contacts


Investor Relations                      Paul Heward              01355 262201
Media Enquiries                         Andrew Dowler            020 7831 3113





Find this News Release on our web site: www.british-energy.com



Information Regarding Forward-Looking Statements



This report contains certain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act 1934. Such forward-looking statements include, among others, statements concerning the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operations, our proposed restructuring, our expectations as to the growth of our business, our expectations with regard to our future investments in energy related projects in the UK and internationally and other statements of expectation, belief, future plans and condition and results of operations. These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as of the date hereof, we are claiming the benefit of the safe harbour provision referred to above.



                 British Energy plc Preliminary Results Part 2





British Energy plc

Group Profit and Loss Account for the year ended 31 March 2003



                                                                      2003         2002
                                           2003  Exceptional      Business     Business  Exceptional      2002
                               Notes      Total        Items   Performance  Performance        Items     Total
                                           GBPm         GBPm          GBPm         GBPm         GBPm      GBPm
Turnover:

Group and share of joint                  2,115           41         2,074        2,259            -     2,259
venture
Less:

Share of turnover in joint                (212)            -         (212)        (210)            -     (210)
venture
Turnover:                                                                                          -
Continuing activities                     1,528           41         1,487        1,701            -     1,701
Discontinued activities                     375            -           375          348            -       348
Turnover:                        3        1,903           41         1,862        2,049            -     2,049

Operating costs                  4      (5,705)      (3,947)       (1,758)      (1,818)        (512)   (2,330)

Group operating (loss)/profit:
Continuing activities                   (3,899)      (3,906)             7          179        (512)     (333)
Discontinued activities                      97            -            97           52            -        52
Group operating (loss)/profit           (3,802)      (3,906)           104          231        (512)     (281)
Share of operating profit of
joint venture                                43            -            43           37            -        37

Operating (loss)/profit:

Group and share of joint                (3,759)      (3,906)           147          268        (512)     (244)
venture
(Loss)/profit on sale of         5         (35)         (35)             -            -            4         4
business

Financing charges
- revalorisation                 6        (364)        (159)         (205)        (160)         (27)     (187)
- interest payable and similar   6        (134)         (62)          (72)         (66)            -      (66)
charges
(Loss)/profit on ordinary               (4,292)      (4,162)         (130)           42        (535)     (493)
activities before taxation
Taxation on (loss)/profit on
ordinary activities              7          378          370             8         (52)           56         4

Share of taxation for joint                (10)            -          (10)         (29)            -      (29)
venture
Loss on ordinary activities
after taxation                          (3,924)      (3,792)         (132)         (39)        (479)     (518)

Minority interest                          (17)                                                            (9)
Loss attributable to                    (3,941)                                                          (527)
shareholders
Dividends
- annual                         9            -                                                           (48)
- non-equity                     9            -                                                            (2)
Loss for the financial year             (3,941)                                                          (577)

Loss per share (p)
- basic                          10     (654.7)                     (24.8)        (8.4)                 (88.5)
Dividends per share (p)
- annual                         9            -                                                            8.0
- non-equity                     9            -                                                            2.3





Other gains and losses for the years are set out in the Statement of Total Recognised Gains and Losses. Notes 1 to 33 form part of these financial statements.

British Energy plc

Balance Sheet as at 31 March 2003


                                                                       Group                      Company
                                                 Notes           2003         2002          2003          2002
                                                                 GBPm         GBPm          GBPm          GBPm

Fixed Assets
Tangible assets                                    11             686        4,714             -            39
Interest in joint venture:
- share of gross assets                                           477          544             -             -
- share of gross liabilities                                    (406)        (457)             -             -
                                                   12              71           87             -             -
Other investments                                  12               6          108            14            19
                                                                  763        4,909            14            58
Current assets
Decommissioning fund                               13             334          411             -             -
Stocks                                             14             360          514             -             -
Debtors: amounts falling due within one year                      331          412            85         2,517
Debtors: amounts falling due after more than one                   56          320             -             -
year
                                                   15             387          732            85         2,517
Investments - liquid funds                         29             246          209           210           179
Cash at bank                                       29              87            -            83             -
                                                                1,414        1,866           378         2,696
Creditors: amounts falling due within one year
- borrowings                                       17           (152)        (153)         (110)         (116)
- other                                            16         (1,033)        (822)       (3,742)          (49)
                                                              (1,185)        (975)       (3,852)         (165)

Net current assets / (liabilities)                                229          891       (3,474)         2,531

Total assets less current liabilities                             992        5,800       (3,460)         2,589

Creditors: amounts falling due after more than
one year
- borrowings                                       17           (731)        (915)         (298)         (298)
- other                                            16         (1,909)      (1,858)             -             -
Provisions for liabilities and charges             19         (1,735)      (2,400)           (9)             -
Net (liabilities)/assets                                      (3,383)          627       (3,767)         2,291

Capital and reserves
Called up equity share capital                     24             277          277           277           277
Share premium                                                      76           76            76            76
Capital redemption reserve                                        350          350           350           350
Profit and loss account                            25         (4,179)        (213)       (4,563)         1,495
Equity shareholders' interests                     26         (3,476)          490       (3,860)         2,198

Non-equity shareholders' funds                     24              93           93            93            93
Minority interests                                                  -           44             -             -
                                                              (3,383)          627       (3,767)         2,291



The financial statements were approved by the Board of Directors on 2 June 2003 and signed on its behalf by:




Adrian Montague                                       Keith Lough
Chairman                                              Finance Director









Notes 1 to 33 form part of these financial statements.





British Energy plc

Group Cash Flow Statement for the year ended 31 March 2003



                                                                                           2003           2002
                                                                            Notes         Total          Total
                                                                                           GBPm           GBPm

Net cash inflow from operating activities                                     27            336            380

Interest paid                                                                              (91)           (62)
Interest received                                                                             9             13
Fees paid                                                                                     -            (2)
Dividends paid on non-equity shares                                                         (2)            (2)
Returns on investments and servicing of finance                                            (84)           (53)

Taxation received                                                                             3              4

Payments to acquire tangible fixed assets                                                 (282)          (225)
Receipts from sale of financial investments                                                   -             38
Capital expenditure and financial investment                                              (282)          (187)

Investment in Canada                                                                          -          (129)
Receipts from sale of Canadian investment                                                   262              -
Acquisitions and disposals                                                                  262          (129)
Equity dividends paid                                                                      (31)           (46)

(Increase)/decrease in term deposits                                                       (37)             18
Management of liquid resources                                                29           (37)             18

Minority funding of Bruce Power                                                              12              4
Repayment of amounts borrowed net of new loans                                             (92)              9

Financing                                                                                  (80)             13

Movement in cash                                                              29             87              -





Notes 1 to 33 form part of these financial statements.


British Energy plc

Statement of Total Recognised Gains and Losses

for the year ended 31 March 2003


                                                                              Notes         2003           2002
                                                                                            GBPm           GBPm

Loss for the financial year                                                              (3,941)          (527)
Translation differences on foreign currency net investments                    26           (25)            (8)

Total recognised losses for the year                                                     (3,966)          (535)

Prior year adjustments in respect of accounting policy changes:
- deferred tax                                                                                 -          (130)

Total recognised losses since last annual report                                         (3,966)          (665)



1.             BASIS OF PREPARATION



(i)                  Introduction



The Group accounts are a consolidation of the financial statements of the Company and all its subsidiary undertakings, and are drawn up on a non-restructured basis, i.e. on the basis of contracts and agreements in place at 31 March 2003.


On 14 February 2003, the Group disposed of its stake in Bruce Power and Huron Wind therefore their results up to the point of disposal have been classified as discontinued operations. All other activities of the Group have been shown as continuing activities.


To assist shareholders to compare the underlying financial performance of the Group, "business performance" profit and loss account figures are shown which exclude exceptional items.


(ii)                 Principles underlying going concern assumption



Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the UK Government granted the Company a credit facility of up to GBP410m to provide working capital for British Energy's immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the UK Government had agreed to extend a revised facility for up to GBP650m until 29 November 2002 to give the Company sufficient opportunity to develop a restructuring plan.


On 28 November 2002 British Energy announced that the facility agreement had been further extended until 9 March 2003.


On 7 March 2003 British Energy announced that the UK Government had agreed to extend the facility, which will now mature on the earlier of 30 September 2004 or the date on which the restructuring plan, as outlined below, becomes effective and which was reduced from GBP650m to GBP200m to provide working capital for the business and collateral to support UK trading operations. HMG is entitled to require immediate repayment of the facility if, in the opinion of the Secretary of State for Trade and Industry, the restructuring cannot be implemented in the manner envisaged. The facility agreement is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The facility agreement also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or is a breach of law.


On 14 February 2003 British Energy announced that it had entered into binding standstill agreements and had reached a non-binding agreement on the principles of the Company's restructuring with certain of the bondholders, the steering committee of the Eggborough bank syndicate, The Royal Bank of Scotland plc as provider of a letter of credit to the Eggborough banks, Teesside Power Limited, TotalFinaElf and Enron Capital & Trade Europe Finance LLC.


The significant creditors and BNFL agreed with British Energy that they would not take any steps to initiate any administration proceedings or demand or accelerate any amounts due and payable by British Energy during the period commencing on 14 February 2003 and ending on the earliest of 30 September 2004 or a termination event or the completion of the restructuring.


Under the standstill agreements certain significant creditors are paid interest but not principal in respect of any claims against the British Energy Group. The standstill agreements contain certain covenants for the benefit of the significant creditors and BNFL (including the bondholders who have signed the bondholders' standstill agreement). For example, during the standstill period, British Energy has undertaken that it will not, without the unanimous consent of the significant creditors and BNFL, make any acquisition or disposal greater than GBP5 million (except for the sale of Bruce Power and AmerGen) and it will not issue equity or pay any dividends.


BNFL or any of the significant creditors may terminate the standstill agreement following the occurrence of a termination event. The termination events include certain insolvency events affecting the Company, British Energy Generation Limited, British Energy Generation (UK) Limited, British Energy Power & Energy Trading Limited or Eggborough Power Limited, acceleration of the repayment terms of the Facility, the required approvals under the standstill agreement not being obtained within the time scales envisaged, any of the British Energy companies failing to discharge certain continuing obligations and definitive documentation not having been executed by 30 September 2003.


1.                    BASIS OF PREPARATION (Continued)



(ii)                Principles underlying going concern assumption (continued)



The principal features of the proposed restructuring include:

* the amendment and extension of the BNFL contracts for front-end and back-end related fuel services for the Group's AGR stations announced on 16 May 2003 and the implementation of a new trading strategy

* establishing a new Nuclear Liabilities Fund ("NLF") for uncontracted nuclear liabilities and decommissioning costs to which British Energy would make initial and ongoing contributions

* the Government funding liabilities relating to historic spent fuel and any shortfall in the NLF

* compromising the existing claims of significant creditors in exchange for new bonds and new ordinary shares and settling new off-take arrangements for Eggborough

*          British Energy disposing of its interests in AmerGen as well as Bruce
Power.



The financial statements have been prepared on a going concern basis in accordance with FRS18, because the entity has not been liquidated nor is it ceasing to trade and the Directors are currently seeking an alternative to liquidating the Company or ceasing to trade. The going concern basis assumes that the Company will continue in operational existence for the foreseeable future. The validity of this assumption depends on continuation of financial assistance from the Secretary of State for Trade and Industry and the Group's significant creditors, and the successful completion of the proposed restructuring.


The terms of the proposed restructuring will need to be agreed definitively with the significant creditors whose entitlements are to be compromised and will need to be approved by, inter alia, the Secretary of State, existing shareholders (where required), the Inland Revenue and the European Commission (under state aid rules) prior to being finally implemented. If such agreements with creditors cannot be reached, the standstill arrangements are terminated, the required approvals are not forthcoming, the assumptions underlying the restructuring proposals are not fulfilled, the UK Government credit facility is not maintained or the conditions to the restructuring are not satisfied or waived, in each case within the time scales envisaged, the Company may be unable to meet its financial obligations, in which case the Company could no longer be considered to be a going concern.


If for any reason British Energy is unable to implement the restructuring and ceases to be a going concern, adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.


2.                ACCOUNTING POLICIES



(i)                  Basis of Accounting



The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards, except for the departures noted below.


Certain energy trading financial derivatives and open positions on physical energy trading contracts are marked to market using externally derived market prices. This is a departure from the general provisions of Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note 2(xviii).


The income recognised by the Group in respect of the long-term rate of return of the decommissioning fund is unrealised and its recognition is a departure from one of the accounting principles set out in Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note 2 (xvi).


The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.


In accordance with FRS18 the Directors have reviewed the Group's accounting policies and confirm that they continue to be the most appropriate. A number of the policies require the Group to use a variety of estimation techniques. Significant factors considered when assessing the carrying value of assets include future prices, expected annual output, remaining station lives and discount rates. Estimates of output, costs and timing of associated cash flows as well as the expected regulatory framework are key factors used to apply the stated policies for long-term nuclear liabilities and decommissioning as discussed further in note 2 (xv) below.


The effect of the proposed restructuring of the Company, as noted above, will be significant and will result in, among other matters, the reassessment of estimates and assumptions which have been used to prepare these financial statements. In particular, the calculation of the carrying value of the nuclear stations will be reassessed on the basis of the new contracts with BNFL, the contribution of 65% of cash flow to the Nuclear Liabilities Fund and the likely review of the risk discount rate applied to the future cash flows.


(ii)                 Basis of Consolidation


The Group financial statements consolidate the financial statements of British Energy and all its subsidiary undertakings. Inter-company profits, transactions and balances are eliminated on consolidation.


2.                ACCOUNTING POLICIES (continued)



(iii)               Turnover



Turnover represents amounts receivable for sales of electricity and sales of other related goods, net of value added tax. Sales are recognised on an accruals basis, with reference to meter readings. Turnover includes estimates of selling prices for electricity generated in the year.


(iv)               Fuel Costs - Nuclear Front End



Advanced Gas Cooled Reactors ("AGR")

Front end fuel costs consist of the costs of procurement of uranium, conversion and enrichment services and fuel element fabrication. Fabrication costs comprise fixed and variable elements. The fixed element is charged to the profit and loss account as incurred and the variable element, other than for unburnt fuel at shutdown, is charged to the profit and loss account in proportion to the amount of fuel burnt.


Pressurised Water Reactor ("PWR")

All front end fuel costs are variable and, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.


Bruce Power

Front end fuel costs are recognised when fuel is loaded into the reactor. The reactors are continually reloaded and as such this method closely reflects fuel burnt. British Energy disposed of its interest in Bruce Power on 14 February 2003.


(v)                 Fuel Costs - Nuclear Back End



AGR

Spent fuel extracted from the reactors is sent for reprocessing and/or long-term storage and eventual disposal of resulting waste products. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value in respect of both the amount of irradiated fuel burnt during the year and an appropriate proportion of unburnt fuel which will remain in the reactors at the end of their lives. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.


PWR

Back end fuel costs are based on wet storage in station ponds followed by dry storage and subsequent direct disposal of fuel. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.


Bruce Power

Under the terms of the Bruce Power lease the responsibility for spent fuel, waste and decommissioning remains with Ontario Power Generation Inc. British Energy disposed of its interest in Bruce Power on 14 February 2003.


(vi)               Unburnt Fuel at Shutdown



Due to the nature of the nuclear fuel process there will be some unburnt fuel in the reactors at station closure. The front end and back end costs of this fuel are charged to the profit and loss account over the estimated useful life of each nuclear station on a straight line basis.


(vii)              Fuel Costs - Coal



Fuel costs for coal are determined on a weighted average cost basis.



(viii)            Research and Development



Research and development expenditure is charged to the profit and loss account as incurred.



(ix)               Pensions and Other Post Retirement Benefits



The Group continues to provide for UK pension costs in accordance with SSAP24. Contributions to the Group's defined benefit pension schemes are assessed by qualified actuaries and are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. The capital cost of ex gratia and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in schemes, in the accounting period in which they are granted. Differences between the amounts funded and the amounts charged to the profit and loss account are included in the balance sheet.


In Canada, the charges for pensions and other post retirement benefits were determined annually by actuaries on the basis of management estimates. These costs consisted of current service costs, interest and adjustments arising from plan amendments, changes in assumptions, and experience gains or losses, which were amortised on a straight line basis over the expected average remaining service life of the employees covered by the plan. Costs were recorded in the year in which employees rendered services. British Energy disposed of its interests in Canada on 14 February 2003.




2.                ACCOUNTING POLICIES (Continued)



(x)                 Foreign currencies



Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are translated into Sterling at the rate of exchange ruling at the date of the balance sheet. All differences are taken to the profit and loss account.


Differences on foreign exchange arising from the re-translation of the opening net investment in, and results of, subsidiary and associated undertakings and joint ventures are taken to reserves and, where appropriate, are matched with differences arising on the translation of related foreign currency borrowings. Any differences are reported in the Statement of Total Recognised Gains and Losses.


(xi)               Tangible Fixed Assets and Depreciation, including
Decommissioning Costs



Fixed assets comprise assets acquired or constructed by the Group. Expenditure of a capital nature incurred to improve operational performance, to improve safety or in order to meet increased regulatory standards is also capitalised. Interest on major capital projects is included in the cost of the fixed asset from the date of cash settlement until the date of commissioning. Other expenditure, including that incurred on preliminary studies and on the initiation of new technologies not yet adopted, is charged to the profit and loss account as incurred.


Fixed assets (other than assets in the course of construction) are stated in the balance sheet at cost less accumulated depreciation. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value. Assets in the course of construction are stated at cost and not depreciated until brought into commission.


The carrying values of fixed assets are reviewed for impairment by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows is based on the Directors' best estimates of future prices, output and costs and is therefore subjective.


The charge for depreciation of fixed assets is based on the straight line method so as to write off the costs of assets, after taking into account provisions for diminution in value, over their estimated useful lives.


The asset lives adopted are subject to regular review and for the year ended 31 March 2003 were:


AGR power stations                           25-35 years
PWR power station                            40 years
Bruce power station assets                   18 years
Coal power station                           20 years
Other buildings                              40 years
Other assets                                 5 years





The estimated costs for decommissioning the Group's nuclear power stations are capitalised as part of the cost of construction and are depreciated over the same lives as the stations. These estimated costs are discounted having regard to the timescale whereby work will take place over many years after station closure. The estimated costs include the demolition and site clearance of the stations' radioactive facilities and the management of waste.


(xii)              Fixed Asset Investments



Investments in subsidiaries are initially recorded at the nominal value of shares allotted. Fixed asset investments are stated at cost less amortisation or provisions for diminution in value. The Group's interest in joint ventures is stated at cost plus the Group's share of retained earnings. The carrying value of all fixed asset investments is regularly assessed for permanent impairment and provision made, if appropriate.


Own shares purchased in respect of the Employee Share Option and ShareSave Option Schemes are held at cost less charges to write down the shares to the option exercise prices over the minimum lives of the options. The carrying value of all own share investments is regularly assessed for permanent impairment and provision made if appropriate. The Group has taken advantage of the exemption under UITF17 in respect of Save As You Earn Share Schemes.


(xiii)            Stocks of Fuel, Stores and Spares



Stocks of fuel, stores and spares are valued at the lower of cost and net realisable value. The nuclear fuel stock is reduced by the provision for unburnt fuel at shutdown (note 2 (vi)). Strategic spares are amortised over the life of the asset to which they relate.


(xiv)            Deferred Taxation



The Group makes full provision for deferred tax on all temporary timing differences which arise between its taxable profits and results as stated in the financial statements. The full amount of the provision is discounted using a discount rate similar to the current post tax rates of return on UK treasury gilts. The unwinding of one year's worth of discount is included in the tax charge for the year. Deferred tax assets are recognised in the accounts to the extent to which they are considered to be recoverable in the foreseeable future.




2.                ACCOUNTING POLICIES (continued)



(xv)              Nuclear Liabilities



Nuclear liabilities represent provision for the Group's liabilities in respect of the costs of waste management of spent fuel and nuclear decommissioning. The provisions represent the Directors' best estimates of the costs expected to be incurred. They are calculated based on the latest technical evaluation of the processes and methods likely to be used, and reflect current engineering knowledge. The provisions are based on such commercial agreements as are currently in place, and reflect the Directors' understanding of the current government policy and regulatory framework. The Directors carry out an in-depth review of the adequacy of amounts provisioned on a five yearly basis, and also review the amounts provided for significant change during the intervening years.


Given that government policy and the regulatory framework on which our assumptions have been based may be expected to develop and that the Directors' plans will be influenced by improvements in technology and experience gained from decommissioning activities, liabilities and the resulting provisions are likely to be adjusted.


In matching the costs of generating electricity against the income from sales, accruals are made in respect of the following:


a)      Fuel costs - back end

The treatment of back end fuel costs in the profit and loss account has been dealt with in notes 2(v) and (vi). These accruals cover reprocessing and storage of spent nuclear fuel and the long-term storage, treatment and eventual disposal of nuclear waste. They are based, as appropriate, on contractual arrangements or the latest technical assessments of the processes and methods likely to be used to deal with these obligations under the current regulatory regime. Where accruals are based on contractual arrangements they are included within creditors. Other accruals are based on long-term cost forecasts which are reviewed regularly and adjusted where necessary, and are included within provisions.


b)         Decommissioning of nuclear power stations

The financial statements include provision for the full cost of decommissioning the Group's nuclear power stations. Provision is made on the basis of the latest technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The provision established at the commencement of a power station's operating life is capitalised as part of the costs of the station.


Accruals and provisions for back end fuel costs and decommissioning are stated in the balance sheet at current price levels, discounted at a long-term real rate of interest of 3% per annum to take account of the timing of payments. Each year the financing charges in the profit and loss account include the revalorisation of liabilities required to discharge one year's discount from provisions made in prior years and restate these provisions to current price levels.


(xvi)            Decommissioning Fund



The Group makes contributions into an independently administered fund to cover all costs of decommissioning its UK nuclear power stations, except de-fuelling costs. The Group's annual contributions to the fund are assessed by qualified actuaries, taking into account the amount and timing and expected decommissioning costs and the periods until station closures. The value of the asset in the balance sheet represents the contributions made by the Group, together with an estimated actuarially determined long-term rate of return on the fund. The change in value arising from applying the estimated long-term rate of return is taken to the profit and loss account and disclosed as part of revalorisation.


The revalorisation of the decommissioning fund, which has been taken through the profit and loss account, is not a realised profit for the purposes of the Companies Act 1985 because the income is unrealised until the Group receives the related cash from the fund to reimburse decommissioning expenditure. The inclusion of this profit in the profit and loss account is a departure from the requirements of the Companies Act 1985. Revalorisation of the accrued decommissioning provision is charged to the profit and loss account each year and accordingly, in the opinion of the Directors, it is necessary to include the estimated annual long-term rate of return of the fund in the Group's profit and loss account in order for the financial statements to give a true and fair view. In the event that the net realisable value as indicated by the market value of the fund is lower than the value determined under the accounting policy set out above, the lower value is included in the Group accounts.


The effect of the departure for the UK fund is to increase the loss before tax by GBP82m (2002: GBP4m) and to increase the reported result before exceptional items for the year by GBP29m (2002: increase in profit GBP23m). There is no impact on the net assets at 31 March 2003 as the fund has been restated at market value (2002 net assets were GBP82m higher due to this departure). There are no tax consequences of this departure.


The effect of the departure for the AmerGen Fund is to reduce the AmerGen result before tax by GBP28m and to increase the reported profit before exceptional items for the year by GBP20m. There is no impact on net assets as the AmerGen Fund has been restated at market value.


(xvii)           Liquid Funds



Cash which is placed on term deposits which mature more than one day after the end of the financial year or invested in commercial paper, is classified under current asset investments in the balance sheet and the movement in liquid funds is disclosed under management of liquid resources in the cash flow statement.




2.                ACCOUNTING POLICIES (Continued)



(xviii)         Financial Instruments and Derivatives



Financial instruments and derivatives are used to hedge interest rate, foreign exchange and trading risks.


Energy trading financial derivatives, renewable obligation certificates and open positions on physical energy trading contracts are marked to market using externally derived market prices and subsequent movements in the fair value reflected through the profit and loss account. This is not in accordance with the general provisions of Schedule 4 of the Companies Act 1985, which requires that these contracts be stated at the lower of cost and net realisable value or that, if revalued, any revaluation difference be taken to a revaluation reserve. However, the Directors consider that these requirements would fail to provide a true and fair view of the results for the year since the marketability of energy trading contracts enables decisions to be taken continually on whether to hold or sell them. Accordingly the measurement of profit in any period is properly made by reference to market values. The effect of the departure on the financial statements is to reduce the loss for the year by GBP5m (2002: nil) and increase the net assets at 31 March 2003 by GBP5m (2002: nil).


Amounts payable or receivable in respect of interest rate swaps and forward rate agreements are recognised as adjustments to the net interest charge over the term of the contracts. Where derivatives used to manage interest rate risk or to hedge other anticipated cash flows are terminated before the underlying debt matures or the hedged transaction occurs, the resulting gain or loss is recognised on a basis that matches the timing and accounting treatment of the underlying debt or hedged transaction. When an anticipated transaction is no longer likely to occur, any deferred gain or loss that has arisen on the related derivative is recognised in the profit and loss account, together with any gain or loss on the terminated item.


Profits and losses on financial instruments and derivatives are reported in the profit and loss account in the period to which underlying hedging transactions are completed. In the event that a financial instrument no longer forms part of the Group's physical trading portfolio, the value of the instrument is estimated using discounted future cash flows, and provisions made if required. Short-term debtors and creditors have been excluded from the disclosures made under FRS13 - 'Derivatives and other financial instruments'.


(xix)            Goodwill



Goodwill arising on acquisitions represents the excess of the fair value of the consideration at acquisition compared to the fair value of the identifiable net assets acquired. Goodwill is capitalised as an intangible asset on the balance sheet and amortised on a straight line basis over its estimated useful life.


(xx)              Joint Ventures



The Group's share of the results of joint ventures is included in the consolidated financial statements based on the latest audited accounts of the joint ventures, except where the accounting reference date is not coterminous with the parent company, in which case management accounts are used adjusted to comply with British Energy accounting policies.


(xxi)            Operating Lease



The Group  entered into an operating  lease with Ontario  Power  Generation  Inc
(OPG) to lease the Bruce nuclear plant in Ontario, Canada until 2018. Under the terms of the agreement a significant initial payment was made. This consideration plus related transaction costs attributed to the operating lease prepayment, was amortised on a straight-line basis over the expected period of the lease. Other costs of the Bruce lease were charged to the profit and loss account in accordance with the rental schedule which is included in the lease agreement. The Group disposed of its investments in Bruce Power and Huron Wind on 14 February 2003. The results of Bruce Power are classified as a discontinued activity for the purpose of this report.


3.                TURNOVER, OPERATING PROFIT AND NET ASSETS



(i)                  Turnover
                                                                                  2003              2002
Output
- United Kingdom                                                                  69.5              74.7
- Canada                                                                          19.2              20.5
                                                                                  88.7              95.2

Continuing activities                                                             GBPm              GBPm
United Kingdom
- Wholesale generation                                                             852             1,162
- Direct supply                                                                    603               522
- Exceptional income                                                                41                 -
- Miscellaneous income                                                              32                17
                                                                                 1,528             1,701
Discontinued activities
Canada                                                                             375               348
Turnover                                                                         1,903             2,049





3.                TURNOVER, OPERATING PROFIT AND NET ASSETS (Continued)



                (i)                Turnover (continued)



The Company has agreed revised terms for the Nuclear Energy Agreement ('NEA') with Scottish Power and Scottish and Southern Energy. Under the terms of the revised agreement, which has now had regulatory approval, the Company is in a position to release as income a balance of GBP41m in respect of cash amounts previously received. This release has been treated as an exceptional item as it does not relate to current year trading.


Turnover from discontinued activities in Canada in 2002 and 2003 represent the sales by Bruce Power which was acquired on 12 May 2001 and sold on 14 February 2003.




The turnover, operating profits and net assets of the Group's joint venture, AmerGen, relate entirely to activities in the United States of America.


(ii)                 Operating Profit



A geographical analysis of operating profit before exceptional items is as follows:


                                   2003              2002
                                   GBPm              GBPm

United Kingdom                       7               189
Canada                              97                42
                                   104               231



All exceptional items applicable to operating profits relate to the United Kingdom.



(iii)               Net Liabilities/Assets



A geographical analysis of the Group's net (liabilities)/assets is as follows:


                                   2003              2002
                                   GBPm              GBPm

United Kingdom                   (3,454)              388
Canada                                -               158
United States                        71                81
                                 (3,383)              627



 4.                OPERATING COSTS

                                             2003             2003             2002             2002
                            2003      Exceptional         Business         Business      Exceptional      2002
                           Total            Items      Performance      Performance            Items     Total
                            GBPm             GBPm             GBPm             GBPm             GBPm      GBPm

Continuing Activities
Fuel                         371                -              371              467                -       467
Materials and                519               94              425              395              209       604
services
Staff costs                  227                -              227              209                3       212
Depreciation               4,011            3,738              273              280              300       580
                           5,128            3,832            1,296            1,351              512     1,863
Amounts written off
non-operational
assets                       115              115                -                -                -         -
Energy supply costs          184                -              184              171                -       171
                           5,427            3,947            1,480            1,522              512     2,034

Discontinued
Activities
Fuel                          17                -               17               23                -        23
Materials and                143                -              143              149                -       149
services
Staff costs                  111                -              111              119                -       119
Depreciation                   7                -                7                5                -         5
                             278                -              278              296                -       296
Total operating costs      5,705            3,947            1,758            1,818              512     2,330


                                                      2003            2002
                                                      GBPm            GBPm
Analysis of exceptional items
Restructuring costs                                     35               -
Stock obsolescence                                      57               -
Staff costs                                              -               3
Onerous trading contracts                                2             209
Fixed asset write down (note 11)                     3,738             300
Investments in own shares write down (note 12)         102               -
UK decommissioning fund write down (note 13)            13               -
                                                     3,947             512



4.                OPERATING COSTS (Continued)


There were exceptional materials and services costs of GBP35m in respect of costs incurred on advisory fees and other costs associated with re-structuring the Group's activities. An exceptional charge of GBP57m has been recorded for stock obsolescence following an extensive review of slow moving stores and spares conducted during the year.


During the year the Group had certain pre-NETA electricity trading contracts with Enron Capital & Trade Europe Finance LLC ("Enron"), Teesside Power Limited ("TPL") and TotalFinaElf Gas and Power Limited ("TFE"). As a result of the terms inherent in these contracts and the Directors' view of future market prices, the contracts are considered to be onerous. The Enron and TFE contracts were terminated during the year thus giving rise to claims for certain amounts which became payable. These accounts reflect the claim amounts which have been agreed in principle with Enron, TPL and TFE for the purposes of the restructuring. An exceptional charge of GBP2m has been made in the year to make further provision for these long-term trading contracts.


The Directors have reviewed the economic values and net realisable values of the Group's fixed assets and compared them to their book value. As a result of this review, the carrying value of fixed assets has been written down by GBP3,738m.


The carrying value of the nuclear stations has been calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of Eggborough is based on an assessment of net realisable value.


The electricity price assumptions are a very significant component of the asset value calculation. The Directors have considered the market's views on future prices of wholesale electricity and also the forecasts specifically commissioned for the Company. They have considered the potential for rationalisation of generation capacity in the UK and the potential effect on the market of changes in Government policy on renewables generation. In determining the price assumptions the Directors have also taken account of the effect on the market as a result of the dramatic fall in prices over the last two years and have taken a cautious view on there being a significant recovery in prices. As market prices are outside the Directors' control actual prices may differ from those forecast.


In future years the Directors will review the economic assumptions underlying the calculation of fixed asset carrying values, in line with the requirements of FRS11, and make revisions as appropriate.


The 2001/02 results reported exceptional operating costs amounting to GBP512m, as follows:


* a GBP209m provision in respect of the onerous pre-NETA contracts with Enron, TPL and TFE;

*          a charge of GBP3m for share option costs charged to staff costs;  and

*          an asset write-down of GBP300m in respect of the Eggborough Power
           Station.

                                                   2003            2002
                                                   GBPm            GBPm
Operating costs are stated after charging:
- research and development                           15              16
- operating lease costs - Bruce                      70              38



It is the Group's policy to engage PricewaterhouseCoopers LLP on assignments where their expertise and experience with the Group are important, or where they win work on a competitive basis. An analysis of auditors' remuneration on a world-wide basis is provided below:


                                                                2003                       2002
                                                            GBP000's         %         GBP000's       %

Services as auditors                                           595        19               358      16

Due diligence                                                   35         1               189       9

Tax services                                                   331        11             1,249      57

Other non-audit services                                       509        17               387      18

Restructuring advice (including asset disposals)             1,608        52                 -       -
Total                                                        3,078       100             2,183     100



Statutory audit fees for British Energy plc were GBP60,000  (2002: GBP45,000).



5.                 (LOSS)/PROFIT ON SALE OF BUSINESS



On 14 February 2003 the Group completed the sale of its 82.4% interest in Bruce Power Limited Partnership ("Bruce Power") and 50% share in Huron Wind Limited Partnership to a Canadian consortium led by Cameco Corporation, TransCanada and BPC Generation Infrastructure Trust.


5.                (LOSS)/PROFIT ON SALE OF BUSINESS (Continued)



The Group received initial consideration of C$678m upon financial close on 14 February 2003, together with a C$20m retention initially held in escrow pending confirmation of the pension deficit which was subsequently received in April 2003. In addition, there are certain amounts held in escrow which the Group may be entitled to receive pending satisfaction of various conditions related to the disposal. These amounts, which have not been recognised in these accounts, are:


- C$100m, contingent on the restart of two Bruce A units, with C$50m to be released provided the first unit restarts by 15 June 2003 and an additional C$50m if the second unit restarts by 1 August 2003. If the units do not restart on the specified dates then the contingent amounts released for each unit will be reduced by C$5m and such payment is reduced by a further C$5m if that unit is not restarted on or before the first day of each successive calendar month following the scheduled restart date.



- C$20m, which is held in escrow from closing to cover any successful claims in respect of representations and warranties until any claims made against British Energy and British Energy International Holdings which are made within two years from the date of closing are resolved.



A further C$80m is held in an escrow account to cover the estimated outstanding tax liabilities of the Bruce Group. In the event that the sums held back to satisfy the tax liability are insufficient, then British Energy would be required to repay the amount of such excess to the Bruce Power consortium. Conversely, British Energy will be refunded any balance remaining after settlement of the tax liability.


The loss arising from the disposal and cash consideration which have been recognised in these accounts are analysed as follows:


                                                                                                       GBPm
Net assets sold:
Tangible fixed assets                                                                                   303
Investment in joint venture and associates                                                                4
Stocks                                                                                                   37
Debtors                                                                                                 313
Cash at bank                                                                                              4
Borrowings                                                                                             (92)
Creditors and provisions                                                                              (192)
Net assets disposed                                                                                     377
Minority interests                                                                                     (68)
Net assets disposed less minorities                                                                     309

Accounted for by:
Cash consideration net of transaction costs                                                             266
Contingent consideration received post year end on determination of pension deficit                       8
Loss on disposal - exceptional item                                                                    (35)

Cash flows:
Cash consideration net of transaction costs received in 2002/03                                         266
Less:  cash held by disposed subsidiary                                                                 (4)
Net cash inflow                                                                                         262



                The disposal of the Group's interest in Humber Power Limited resulted in an exceptional profit of GBP4m in 2002.



6.                 FINANCING CHARGES/(CREDITS)


                                                                                    2003            2002
                                                                                    GBPm            GBPm
Revalorisation of nuclear liabilities (note 20)
- changes in price levels                                                            117              65
- discharge of one year's discount                                                   111             110
                                                                                     228             175
Revalorisation of other provisions                                                    10              12
Revalorisation of decommissioning fund (note 13)                                    (29)            (23)
Share of revalorisation of joint venture                                             (4)             (4)
Revalorisation charge before exceptional items                                       205             160
Exceptional item (see below)                                                         159              27
Revalorisation charge                                                                364             187



6.                 FINANCING CHARGES/(CREDITS) (Continued)

                                                                                    2003            2002
Interest:                                                                           GBPm            GBPm
Interest on loans repayable within five years:
- bank                                                                                11              27
- other                                                                               24              27
Interest on loans repayable in five years or more:
- bank                                                                                38              20
- other                                                                                8               8
Exceptional item - interest rate swaps                                                56               -
Exceptional item - borrowing costs                                                     6               -
Interest receivable                                                                  (9)            (16)
Interest payable and similar charges                                                 134              66



At 31 March 2003 the market value of the UK decommissioning fund at GBP334m was lower than the value of GBP458m that would have been derived from revalorising the amounts contributed. As a result an exceptional charge of GBP124m has been recognised to record the fund at market value of which GBP111m relates to the write-off of previous revalorisation and GBP13m has been classified as a write off of non-operational assets. The UK Decommissioning Fund was also written down by GBP27m in the 2001/02 accounts, to reflect a lower market value at 31 March 2002.


The market value of the decommissioning fund of AmerGen is also lower than the value that would have been derived from revalorising the amounts contributed. The British Energy share of the adjustment required to restate the value of the fund to market value is GBP48m, all of which relates to previous revalorisation.


The total exceptional charge relating to the two funds amounts to GBP159m.



An exceptional charge of GBP56m has been recognised for interest rate swaps. The basis of the provision is discussed in note 21. In addition, an exceptional charge of GBP6m has been recorded for the write off of borrowing costs which had previously been capitalised and were being amortised over the expected duration of the loan financing the acquisition of the Eggborough power station.


7.                 TAXATION ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

                                                                                   2003              2002
                                                                                   GBPm              GBPm

UK corporation tax - prior year                                                       -              (11)
Deferred taxation on business performance loss before tax                          (40)                34
Unwinding of discount                                                                14                14
Credit for the year on business performance loss (note 22)                         (26)                48
Exceptional deferred tax credit                                                   (370)              (56)
Deferred tax credit for the year                                                  (396)               (8)
Foreign tax - current year                                                           18                15
                                                                                  (378)               (4)



The deferred tax exceptional credit in 2002/03 arises mainly as a result of the write down of fixed asset carrying values.


A reconciliation of the effective tax rate for the current year tax charge, which solely comprises foreign tax is set out below.


                                                                                          2003
                                                                              Tax Terms
                                                                                   GBPm       Percentage
Tax credit on loss at standard rate of 30%                                      (1,288)              30%
Deferred tax:
  Current year movement                                                             396              -9%
   Impact of discounting                                                            619             -14%
   Deferred tax asset not recognised (note 22)                                      150              -4%
   Total deferred tax pre discounting                                             1,165             -27%
Expenses not deductible for tax purposes                                            140              -3%
Loss on sale of investment not allowable                                             11               0%
(Lower)/higher tax rates on overseas earnings                                       (6)               0%
Minority interests                                                                  (4)               0%
Current tax charge for year                                                          18               0%



The Group's joint venture, AmerGen, is not a tax paying entity. The share of taxation for the joint venture represents the Group's liability for its share of AmerGen's taxable profits.


8.             LOSS OF THE COMPANY



The Group's results include a loss of GBP6,058m (2002: loss of GBP310m) attributable to the Company, inclusive of a provision of GBP5,909m made in the current year for bad and doubtful inter-company debtors which is eliminated on consolidation. The Company did not have any distributable reserves at 31 March 2003 (2002: GBP491m). As permitted under Section 230 of the Companies Act 1985 the Company has not published a separate profit and loss account.


9.                DIVIDENDS


                                                         2003           2002           2003           2002
                                                        p per          p per
                                                        share          share           GBPm           GBPm
Annual dividend per ordinary share:
- interim paid                                              -            2.7              -             16
- final proposed                                            -            5.3              -             32
Total annual                                                -            8.0              -             48
Non-equity dividend                                         -            2.3              -              2


10.                EARNINGS PER SHARE



The basic total earnings per share and basic business performance earnings per share for the year have been calculated on the basis of the loss on ordinary activities after taxation, minority interests and non-equity dividends of GBP3,941m (2002: loss GBP529m) for the total figures and a loss of GBP149m (2002: loss GBP50m) for the business performance figures; and by reference to a weighted average of 602 million ordinary shares (2002: 598 million ordinary shares).


A reconciliation of total earnings per share to business performance earnings per share (which exclude exceptional items) is set out below for information.


                                                   2003                                 2002
                                              Loss      Basic loss                 Loss           Basic
                                   attributable to       per share      attributable to
                                      shareholders                         shareholders        loss per
                                                                                                  share
                                              GBPm         p/share                 GBPm         p/share
Total                                      (3,941)         (654.7)                (529)          (88.5)
Adjusted for exceptional items:
- turnover                                    (41)           (6.8)                    -               -
- operating costs/(credits)                  3,947           655.6                  512            85.7
- (profit)/loss on disposal                     35             5.8                  (4)           (0.7)
- revalorisation                               159            26.4                   27             4.5
- interest payable and other
finance charges                                 62            10.3                    -               -

Taxation on exceptional items                (370)          (61.4)                 (56)           (9.4)
Business performance (post
minorities)                                  (149)          (24.8)                 (50)           (8.4)



11.                TANGIBLE FIXED ASSETS


                                                                Other land       Other plant
                                                   Power               and               and
Group                                           stations         buildings         equipment          Total
                                                    GBPm              GBPm              GBPm           GBPm
Cost
As at 1 April 2002                                10,793                47               408         11,248
Foreign exchange                                     (9)                 -               (1)           (10)
Additions                                            258                 -                35            293
Disposal of Bruce Power and Huron Wind             (295)                 -               (8)          (303)
As at 31 March 2003                               10,747                47               434         11,228

Depreciation
As at 1 April 2002                                 6,275                24               235          6,534
Exceptional asset write down                       3,594                 -               144          3,738
Charge for the year                                  247                 -                33            280
Disposal of Bruce Power and Huron Wind               (8)                 -               (2)           (10)
As at 31 March 2003                               10,108                24               410         10,542

Net book value
As at 31 March 2003                                  639                23                24            686
As at 31 March 2002                                4,518                23               173          4,714



11.                TANGIBLE FIXED ASSETS (Continued)



The net book value of tangible fixed assets includes the following amounts in respect of freehold land and buildings:


                                            2003              2002
                                            GBPm              GBPm
Cost                                       2,245             2,223
Net Book Value                               107             1,120



The Directors have reviewed the economic values and net realisable values of the Group's fixed assets and compared them to their book value. A discount rate of 15% was applied to the economic value review. As a result of this review, the value of its fixed assets has been reduced by GBP3,738m. The background to the review is discussed more fully in note 4.

                                               Plant and
Company                                        equipment
                                                    GBPm
Cost
As at 1 April 2002                                   150
Additions                                              6
As at 31 March 2003                                  156

Depreciation
As at 1 April 2002                                   111
Exceptional asset write down                          31
Charge for the year                                   14
As at 31 March 2003                                  156

Net book value
As at 31March 2003                                     -
As at 31 March 2002                                   39

12.           FIXED ASSET INVESTMENTS

                                AmerGen
                                  Joint            Loans            Own              Other
Group                           venture         to Nirex         shares        Investments          Total
                                   GBPm             GBPm           GBPm               GBPm           GBPm
Cost/carrying value
As at 1 April 2002                   87               37            140                  4            268
Foreign exchange                   (11)                -              -                  -           (11)
Share of retained profits            43                -              -                  -             43
As at 31 March 2003                 119               37            140                  4            300

Provision for diminution
in value
As at 1 April 2002                    -               37             36                  -             73
Charge for the year:
- exceptional items                  48                -            102                  -            150
As at 31 March 2003                  48               37            138                  -            223

Net book value
As at 31 March 2003                  71                -              2                  4             77
As at 31 March 2002                  87                -            104                  4            195



The Group is engaged in a sale process to dispose of its investment in AmerGen as required by the conditions attaching to the UK Government credit facility agreement. The investment has been classified as a fixed asset investment as the Group has not yet entered into an agreement for its disposal.


An analysis of British Energy's share of the aggregate net assets of the AmerGen joint venture is set out below.

                                                                                       2003            2002
                                                                                       GBPm            GBPm
Negative goodwill                                                                       (7)            (14)
Tangible assets                                                                         144             107
Stocks                                                                                   10              52
Cash                                                                                      6               2
Decommissioning fund                                                                    306             378
Debtors                                                                                  18              19
Creditors                                                                              (51)            (67)
Decommissioning liabilities                                                           (321)           (340)
Loan notes                                                                             (34)            (50)
Net assets                                                                               71              87



12.           FIXED ASSET INVESTMENTS (Continued)



Negative goodwill relates to AmerGen's acquisition of Oyster Creek nuclear power station in August 2000.


The market value of the AmerGen decommissioning fund has fallen following the fall in the value of the equity markets. An exceptional charge of GBP48m has been recorded for British Energy's share of the adjustment required to restate the balance sheet value to market value.


Loans have been made to United Kingdom Nirex Limited to fund development expenditure for building an intermediate level nuclear waste repository. These loans have been fully provided for in the Group's financial statements.


At 31 March 2003 British Energy Employee Share Trust held 21,734,839 ordinary shares at an average cost of GBP4.68 for a total consideration of GBP101m. These shares were held at cost less charges to write down the shares to the exercise price of the share options over the minimum life of the options.


At 31 March 2003 the Qualifying Employee Shareholders' Trust held 5,292,103 ordinary shares at a cost of GBP5.32 per share (GBP28m) and 19,165,471 'A' shares at a cost of 60p per share (GBP11m). These shares were held at cost less charges to write down the shares to the exercise price over the minimum life of the options.


The market value of the shares held by the employee trusts at 31 March 2003 was GBP2m, compared to a book value of GBP104m. As the long term prospects of the Company have deteriorated considerably the Directors consider it appropriate to recognise a permanent diminution in the value of the shares held in employee trusts. As a result an exceptional charge of GBP102m has been recognised within ' Amounts written off non-operational assets'.


                                                          Subsidiary              Other
Company                                                 undertakings        Investments            Total
                                                                GBPm               GBPm             GBPm
Cost
As at 1 April 2002                                                19                  -               19
Transferred to Group undertaking                                   5                  -                5
As at 31 March 2003                                               14                  -               14



Details of British Energy's principal subsidiary undertakings and other holdings of more than 10% are as follows:

                            Country of                    Group      Company
                           registration    Class of      share-       Share-          Principal
                          and operation      share       holding     holding           activity
                                                            %           %

Subsidiary undertakings

British Energy Generation                                                       Generation and sale of
(UK) Limited                 Scotland      Ordinary        100         100      electricity

British Energy Generation  England and                                          Generation and sale of
Limited                       Wales        Ordinary        100          -       electricity



British Energy Power &
Energy Trading Limited       Scotland      Ordinary        100         100      Energy trading



                           England and                                          Generation and sale of
                              Wales                                             electricity
Eggborough Power Limited                   Ordinary        100          -


Lochside Insurance           Guernsey      Ordinary        100         100      Insurance
Limited


British Energy US
Holdings Inc                   USA         Ordinary        100          -       Holding Company



British Energy Holdings
Limited                       Canada       Ordinary        100          -       Holding Company



Other holdings of more than 10 per cent
                                                                                Generation and sale of
AmerGen Energy LLC             USA         Ordinary        50           -       electricity

United Kingdom Nirex       England and                                          Disposal of nuclear
Limited                       Wales                                             waste
                                           Ordinary       10.8          -



Included in the Group accounts are the assets of the British Energy Employee Share Trust and the assets of the British Energy Qualifying Employee Share Trust, which are trusts set up to hold shares purchased on behalf of the Group's employees under the Employee Share Scheme and the British Energy ShareSave Scheme respectively.


The accounting reference dates of AmerGen Energy LLC and British Energy US Holdings Inc are both 31 December.


13.           UK DECOMMISSIONING FUND


                                                              Group
                                                               GBPm
As at 1 April 2002                                              411
Regular contributions                                            18
Revalorisation (note 6)                                          29
                                                                458
Less exceptional items to write down to market value           (124)
As at 31 March 2003                                             334


The decommissioning fund asset in the balance sheet normally represents the contributions made by the Group, together with an estimated actuarially determined long-term post-tax real rate of return on the fund of 3.5% per annum. The change in value arising from applying the estimated long-term rate of return is taken to the profit and loss account as a revalorisation credit. The decommissioning fund asset is receivable after more than one year.


At 31 March 2003 the market value of the decommissioning fund's investments was GBP334m (market value 2002: GBP411m). As a result of the market value being lower than the balance sheet carrying value an exceptional charge of GBP124m has been recognised in the accounts to restate the decommissioning fund receivable to market value. Of this charge GBP111m represents the write down of previous revalorisation and has been treated as an exceptional financing charge. The balance of GBP13m has been included in 'Amounts written off non-operational assets' and classified as an operating cost.


14.           STOCKS

                                                                                             Group
                                                                                     2003            2002
                                                                                     GBPm            GBPm

Unburnt nuclear fuel in reactors                                                      469             451
Provision for unburnt fuel at station closure                                       (272)           (266)
Net unburnt nuclear fuel in reactors                                                  197             185
Other nuclear fuel                                                                     74             152
Coal stocks                                                                            14              15
Stores                                                                                 75             162
                                                                                      360             514



15.                DEBTORS


                                                                Group                       Company
                                                           2003       2002            2003           2002
                                                           GBPm       GBPm            GBPm           GBPm
Trade debtors                                               226        294               3              5
Other debtors                                                89        158               -             76
Operating lease prepayment                                    -        176               -              -
Prepayments                                                  72        104               1              3
Amounts due from subsidiary undertakings                      -          -              81          2,433
                                                            387        732              85          2,517



Included within the Company's amount due from subsidiary undertakings is GBP81m (2002: GBP67m) which was denominated in foreign currencies and translated at the year-end exchange rate, and a provision for bad and doubtful debts of GBP6,209m relating to amounts due from UK subsidiaries.


GBP56m of Group debtors fall due in more than one year (2002: GBP320m).



16.                CREDITORS


                                                                 Group                       Company
                                                           2003       2002             2003          2002
                                                           GBPm       GBPm             GBPm          GBPm
Amounts falling due within one year:
Nuclear liabilities (note  20)                              355        224                -             -
Trade creditors                                             198        285                -             -
Retentions                                                    5          4                -             -
Other taxes and social security                               9         21                -             -
Other creditors                                             326         72                1             -
Accruals                                                    140        182               20            15
Proposed dividends                                            -         34                -            34
Amounts due to subsidiary undertakings                        -          -            3,721             -
                                                          1,033        822            3,742            49
Other creditors:  amounts falling due after more
than one year

Nuclear liabilities (note 20)                             1,909      1,858




16.                CREDITORS (Continued



Other creditors includes GBP316m in respect of claims relating to onerous trading contracts. These contracts are pre-NETA electricity trading contracts with Enron Capital & Trade Europe Finance LLC ("Enron"), Teesside Power Limited ("TPL ") and TotalFinaElf Gas and Power Limited ("TFE"). The Enron and TFE contracts were terminated during the year, which gave rise to claims for certain amounts which have become payable. Interest is payable on standstill balances at a rate of 6%, other than the bonds and the amounts due to the Eggborough banks which continue under their original terms. These accounts reflect the claim amounts which have been agreed in principle with Enron, TPL and TFE for the purposes of the proposed restructuring of the Group.


17.                BORROWINGS



(i)                Summary



The Group's borrowings at 31 March 2003 were as follows:


                                                               Group                        Company
                                                        2003          2002             2003          2002
                                                        GBPm          GBPm             GBPm          GBPm
Long term project finance loan - Sterling                475           508                -             -
Bonds - Sterling                                         408           408              408           408
Short term - US dollar                                     -             6                -             6
Long term - Canadian dollar                                -            42                -             -
Long term OPG loan - Canadian dollar                       -           104                -             -
                                                         883         1,068              408           414



The long-term project finance loan is secured on the assets of Eggborough Power Limited (EPL). Amounts owed by EPL to the lenders are not guaranteed by British Energy plc (BE) but BE guarantees the payment of amounts by British Energy Power & Energy Trading Limited (BEPET) to EPL. The contractual amounts payable by BEPET are calculated so as to cover EPL's borrowing requirements and operating costs. BE also provides a subordinated loan facility to EPL. The final instalment of loan principal will be repaid in 2011. The loan currently bears interest at LIBOR plus 1.25%. It is proposed that these arrangements will be restructured as part of the proposed restructuring of the Group.


The remainder of the Group's borrowings are unsecured. The interest rate coupons on the bonds are as follows:


                                                                                     2003
                                                                      Coupon rate             Principal
                                                                                %                  GBPm
Bond 2003                                                                   5.949                   110
Bond 2006                                                                   6.077                   163
Bond 2016                                                                   6.202                   135
                                                                                                    408



The March 2003 bond has not been repaid as scheduled. It is proposed that claims of bondholders will be restructured as part of the restructuring of the Group.


(ii)                Risk Profile



The interest rate risk profile of the Group's borrowings is as follows:


                            Weighted      Weighted                 2003                              2002
                             average       average
                            Interest    period for
                                rate     which the   Floating      Fixed
                                     rate is fixed       rate       rate           Total            Total
                                   %         Years       GBPm       GBPm            GBPm             GBPm
Sterling                        6.41           5.8          -        883             883              916
Canadian dollar                    -             -          -          -               -              146
US dollar                          -             -          -          -               -                6
At 31 March 2003                                            -        883             883            1,068



At 31 March 2003, the effect of the Group's interest rate contracts is to classify GBP475m (2002: GBP508m) of borrowings as fixed rate in the above table.


17.                BORROWINGS (continued)



(iii)                Fair Values



The fair values of the Group's borrowing at 31 March 2003 are as follows:


                                                     2003                              2002
                                           Book value      Fair value        Book value      Fair value
                                                 GBPm            GBPm              GBPm            GBPm
Long term project finance loan -                  475             150               508             508
Sterling
Bonds - Sterling                                  408             171               408             388
Short term - US dollar                              -               -                 6               6
Long term - Canadian dollar                         -               -                42              42
Long term OPG loan - Canadian dollar                -               -               104             104
                                                  883             321             1,068           1,048



The fair value of  long-term  bonds  reflect  their  market value as at 31 March
2003.


There is no open market information available for the long term project finance loan, the value of which has been severely affected by the financial restructuring of the Group. Therefore, the fair value which has been attributed to the loan has been based on the Directors' best estimate of the net realisable value of the Eggborough Station upon which this debt is secured.


(iv)                Maturity of borrowings


                                                                                     2003             2002
                                                                                     GBPm             GBPm
Less than one year                                                                    152              153
Between one and two years                                                              45               41
Between two and five years                                                            319              410
Over five years                                                                       367              464
                                                                                      883            1,068



The analysis of maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements. However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the Bonds and Eggborough project finance loan are replaced as part of the restructuring of the Group or earlier termination of the standstill. The maturity profile of borrowings is likely to change upon completion of the restructuring.


(v)                Borrowing facilities



At 31 March 2003 the Group had the following borrowing facilities excluding the bonds.


                                                        Drawn         Undrawn           Total       Expiry
                                                         GBPm            GBPm            GBPm         Date
Long term project finance loan                            475               -             475         2011
Credit facility with UK Government                          -             200             200         2004
Totals                                                    475             200             675



18.                FINANCIAL INSTRUMENTS AND DERIVATIVES



A summary of derivative financial instruments at 31 March 2003 is set out below.

                                                     2003                                 2002
                                       Contract                             Contract
                                      principal                            principal
                                        amounts    Carrying    Fair          amounts    Carrying   Fair
                                                      value   value                        value  value
                                           GBPm        GBPm    GBPm             GBPm        GBPm   GBPm
Foreign exchange forward contracts            -           -       -                5           -      1
Interest rate contracts                     498        (56)    (56)              518           -   (29)



The Group uses interest rate contracts to manage exposure to interest rate fluctuations.



The Group has reduced exposure to foreign currency exchange rate movements following the disposal of its investments in Bruce Power and Huron Wind. There are potential future foreign currency receivables in respect of the retentions outstanding from the sale of Bruce Power and the potential sale of AmerGen. When these cash flows become more certain in the future, the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.




18.                FINANCIAL INSTRUMENTS AND DERIVATIVES (Continued)



A summary table of the net losses on derivative instruments is set out below.


                                                      2003                                 2002
                                       Unrecognised        Deferred         Unrecognised       Deferred
                                               GBPm            GBPm                 GBPm           GBPm
Net losses on derivative
instruments at 1 April 2002                    (28)            (10)                 (30)           (20)

Net losses arising in previous
period included in current period
profit and loss account                          28               8                    -              5

Net losses arising before 1 April
2002 not included in current period
profit and loss account                           -             (2)                 (30)           (15)

Net gains/(losses) arising in
current period not included in
current period profit and loss
account                                           -               -                    2              5

Net losses on hedges at 31 March
2003                                              -             (2)                 (28)           (10)

Of which:
Net losses expected to be included
in 2003/04 profit and loss account                -             (2)



Net losses expected to be included
in profit and loss accounts beyond
2003/04                                           -               -





19.                PROVISIONS FOR LIABILITIES AND CHARGES

                                                                                               Group
                                                                                        2003          2002
                                                                                        GBPm          GBPm
Nuclear liabilities (note 20)                                                          1,673         1,637
Other provisions (note 21)                                                                62           349
Deferred taxation (note 22)                                                                -           414
                                                                                       1,735         2,400



20.                NUCLEAR LIABILITIES


                               Back end            Back end
                             fuel costs          fuel costs          Decomm-             2003          2002
                             contracted        uncontracted        issioning            Total         Total
                                   GBPm                GBPm             GBPm             GBPm          GBPm
As at 1 April 2002                2,082                 702              935            3,719         3,728
Charged/(credited) to
profit and loss account:
- operating costs                    72                  33                -              105           148
- revalorisation (note 6)           126                  41               61              228           175
- reclassifications                  97                (97)                -                -             -
Payments in the year              (114)                 (1)                -            (115)         (332)
As at 31 March 2003               2,263                 678              996            3,937         3,719



The year-end balances of nuclear liabilities are included in the balance sheet as follows:


                                                                                       2003            2002
                                                                                       GBPm            GBPm
Creditors:
- amounts falling due within one year                                                   355             224
- amounts falling due after more than one year                                        1,909           1,858
Provisions for liabilities and charges                                                1,673           1,637
                                                                                      3,937           3,719



Fuel costs - back end

Accruals for AGR fuel services relating to spent AGR fuel are based on the terms of contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group's estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments.


20.                NUCLEAR LIABILITIES (Continued)



Decommissioning

The costs of decommissioning the power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group's decommissioning strategy.


Projected payment details

Based on current estimates of station lives and lifetime output projections, the following table shows, in current prices, the likely undiscounted payments, the equivalent sums discounted at 3% per annum to the balance sheet date and the amounts accrued to date.

                                   Back end            Back end                        Group         Group
                                 fuel costs          fuel costs          Decomm-        2003          2002
                                 contracted        uncontracted        issioning       Total         Total
                                      GBPbn               GBPbn            GBPbn       GBPbn         GBPbn
Undiscounted                            5.1                 4.6              5.0        14.7          14.1
Discounted                              3.3                 1.0              1.0         5.3           5.2
Accrued to date                         2.2                 0.7              1.0         3.9           3.7



The differences between the undiscounted and discounted amounts reflect the fact that the costs concerned will not fall due for payment for a number of years. The differences between the discounted amounts and those accrued to date will be charged to the profit and loss account over the remaining station lives since they relate to future use of fuel.


Under the terms of the contracts with BNFL referred to above and in accordance with the projected pattern of payments for decommissioning and other liabilities, taking account of the decommissioning fund arrangements described in note 2(xvi) the undiscounted payments in current prices are expected to become payable as follows:

                                  Back end            Back end                         Group         Group
                                fuel costs          fuel costs          Decomm-         2003          2002
                                contracted        uncontracted        issioning        Total         Total
                                      GBPm                GBPm             GBPm         GBPm          GBPm
Within five years                    1,181                  30               92        1,303         1,308
6 - 10 years                         1,063                 101              227        1,391         1,411
11 - 25 years                        1,629                 410              336        2,375         2,683
26 - 50 years                          708               1,082               55        1,845         1,188
51 years and over                      487               3,002                -        3,489         3,436
                                     5,068               4,625              710       10,403        10,026



21.           OTHER PROVISIONS


                                 Eggborough       Interest          Onerous
                                                                    trading
                                       site           rate        contracts                             2003
                                restoration          swaps                         Restructuring       Total
                                       GBPm           GBPm             GBPm                 GBPm        GBPm
As at 1 April 2002                        -              -              344                    5         349
Provided in year                          3             56                2                    3          64
Revalorisation                            -              -               10                    -          10
Utilised in the year                      -              -             (40)                  (5)        (45)
Reclassified as other                     -              -            (316)                    -       (316)
creditors
As at 31 March 2003                       3             56                -                    3          62





The interest rate swaps provision is in respect of swap contracts which were put in place to hedge interest rate risk. The Directors have reviewed the necessity for these swaps in the context of the financial restructuring of the Group and have concluded that the swaps are no longer effective as hedges, thereby necessitating the creation of a provision of GBP56m, Company GBP9m, being the out of the money element.


22.                DEFERRED TAXATION


                                                                                   2003              2002
                                                                                   GBPm              GBPm
Accelerated capital allowances                                                     (56)             1,020
Other long-term timing differences                                                 (64)              (63)
Short-term timing differences                                                        20                41
Corporation tax losses                                                            (262)             (189)
ACT recoverable offset                                                                -              (76)
Undiscounted (asset)/provision for deferred tax                                   (362)               733
Discount                                                                            212             (319)
De-recognition of asset                                                             150                 -
Discounted provision for deferred tax                                                 -               414

                                                                                                    Group
                                                                                                     2003
                                                                                                     GBPm
As at 1 April 2002                                                                                    414
Release of provision set up on acquisition of Bruce Power assets                                     (18)
Credit on exceptional items                                                                         (520)
De-recognition of asset exceptional item                                                              150
Credit for the year on business performance loss (note 7)                                            (26)
As at 31 March 2003                                                                                     -



The Company does not have a deferred tax liability at 31 March 2003 (2002:
GBPnil).



23.           POST RETIREMENT BENEFIT OBLIGATIONS



UK Pension Schemes



British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (ESPS), the British Energy Generation Group
(BEGG) for the  majority of  employees  and the British  Energy  Combined  Group
(BECG) for the employees at Eggborough Power Station. The ESPS is a defined benefit scheme, which is externally funded and subject to triennial actuarial valuation. Each pension group that participates in the ESPS is financially independent from the other groups.


The most recent triennial valuations of the BEGG and BECG schemes were carried out at 31 March 2001 by the independent ESPS actuary. The valuations for accounting purposes have been carried out by a separate independent actuary using the projected unit method. The principal assumptions adopted for both these accounts valuations were that, over the long term, the investment rate of return would be 6% per annum for benefits already accrued, and 6.5% for the return achieved on future contributions. The rate of salary increase would be 4% per annum and the rate of pension increase would be 2.5% per annum. Assets were taken at market value. At the date of the valuation, the combined market value of assets of both schemes was GBP1,944m. This represents 119% of the benefits that had accrued to members after allowing for expected future increases in earnings.


British Energy contributed 10% to the BEGG and 15.3% to the BECG for the period from 1 April 2002 to 31 October 2002. The BEGG contribution was increased to 17.1% from 1 November 2002. Contributing members contribute 5% and 6% to the respective plans. Any deficiency disclosed in the BEGG or BECG following an actuarial valuation has to be made good by British Energy.


The Group's UK pension costs for the year to 31 March 2003 were GBP6m net of surplus amortisation (2002: GBP1m). At that date there was a SSAP24 prepayment of GBP72m (2002: GBP50m) in the UK.


Bruce Power Pension Scheme



Bruce Power Inc provides pensions, group life insurance and health care benefits for retirees in Canada. Pensions are provided through the Bruce Power Pension Plan, which is a defined benefit scheme and is externally funded and subject to triennial actuarial valuations. Members of the plan contribute on average 5% of their salaries to the scheme. Bruce Power contributed the balance of the cost of providing the pension.


Bruce Power also operates a supplemental retirement pension plan which provides additional pensions to some retirees. This plan is not funded. Retiree group life insurance and health care benefits are also not pre-funded.


The Group's Bruce Power related pension costs for the period of ownership from 1 April 2002 to 14 February 2003 were GBP12m (2002: GBP10m).




23.           POST RETIREMENT BENEFIT OBLIGATIONS (continued)



FRS17 Disclosures



The Group has not implemented FRS17 'Retirement benefits' in the accounts for the year ended 31 March 2003. The disclosures required under the transitional arrangements for UK and Canadian plans within FRS 17 as advised by the Company's actuaries are, however, set out below.


(i)                  UK Pension Schemes


a)      Major assumptions for significant defined benefit schemes:

                                                                                   2003              2002
                                                                                   % pa              % pa

Price inflation                                                                    2.25              2.75
Rate of general increase in salaries                                               3.75              4.25
Rate of increase of pensions in payment*                                           2.25              2.75
Rate of increase of deferred pensions*                                             2.25              2.75
Discount rate                                                                      5.50               6.0

* in excess of Guaranteed Minimum Pension (GMP) element


b) Impact of full compliance with FRS17 if the consolidated financial statements had been drawn up on the basis of the assumptions above:


                                                                                         2003
                                                                                  (Gain)/Loss
                                                                                         GBPm

Operating Profit
Current service cost                                                                       32
Past service cost                                                                          13
Total charge to operating profits                                                          45

Finance income
Expected return on assets in the pension scheme                                         (132)
Interest on pension scheme liabilities                                                    107
Net credit to finance income                                                             (25)

Total P&L charge before tax                                                                20

Consolidated statement of total recognised gains and losses
Actual return less expected return on post employment plan assets                         410
As % of plan assets at end of year                                                        27%
Experience losses arising on plan liabilities                                             (3)
As % of plan liabilities at end of year                                                     -
Changes in assumptions (financial & demographic)                                            -
Actuarial loss recognisable in consolidated statement of total recognised gains
and losses (before tax)                                                                   407


As % of plan liabilities at end of year                                                   22%



                                                                            2003             2002
                                                                            GBPm             GBPm
Balance sheet impact
The fair value of plan assets at 31 March                                  1,525            1,842
The present value of plan liabilities at 31 March                        (1,877)          (1,799)
Net pension (deficit)/asset                                                (352)               43
Other non-pension post retirement benefits                                     -                -
Related deferred tax liability                                                 -                -
Net (deficit)/asset for post retirement benefits net of tax                (352)               43


No deferred tax asset is recognisable on the pension deficit in 2003, based on application of the deferred tax accounting policy set out in note 2 (xiv).



23.           POST RETIREMENT BENEFIT OBLIGATIONS (continued)



                (i)                UK Pension Schemes (continued)


c)      Movement in plan surplus during the year:

                                                                                                       2003
                                                                                                       GBPm

Surplus in plan at beginning of the year                                                                 43

Contributions paid                                                                                       31
Current service cost                                                                                   (32)
Past service cost                                                                                      (12)
Other finance income                                                                                     25
Actuarial loss                                                                                        (407)

Deficit in the plan at the end of the year                                                            (352)

d)     Assets in the plan together with expected long-term rate of return:


                                                                        Value at                 Value at
                                                           Rate of      31 March     Rate of     31 March
                                                            return
                                                                            2003      Return         2002
                                                               %            GBPm           %         GBPm
Equities                                                       8.5           878         8.0        1,248
Bonds                                                          4.5           438         5.3          412
Property                                                       6.5           183         6.7          175
Others                                                        3.75            26        4.75            7
                                                                           1,525                    1,842



(ii)                 Bruce Power Pension Scheme

a)      Major assumptions for significant defined benefit scheme:

                                                                            2003               2002
                                                                            % pa               % pa
Price inflation                                                             2.75               2.75
Rate of general increase in salaries                                        3.75               3.75
Rate of increase of pensions in payment                                     2.75               2.75
Discount rate                                                                7.0                7.0

b) Impact of full compliance with FRS17 if the consolidated financial statements had been drawn up on basis of the assumptions above:

                                                                                           2003
                                                                                    (Gain)/Loss
                                                                                           GBPm
Operating Profit
Current service cost                                                                         15
Past service cost                                                                             -
Total charge to operating profits                                                            15

Gain on settlements - disposal of Bruce Power                                             (103)

Finance income
Expected return on assets in the pension scheme                                            (26)
Interest on pension scheme liabilities                                                       26
Net credit to finance income                                                                  -

Total P&L (credit)/charge before tax                                                       (88)

Consolidated statement of total recognised gains and losses
Actual return less expected return on post employment plan assets                            50
Experience gains and losses arising on plan liabilities                                       -
Changes in assumptions (financial & demographic)                                              2
Foreign exchange adjustments                                                                (4)
Actuarial loss recognisable in consolidated statement of total recognised gains and
losses (before tax)                                                                          48


23.           POST RETIREMENT BENEFIT OBLIGATIONS (continued)



(ii)                Bruce Power Pension Scheme (continued)


                                                                            2003                2002
                                                                            GBPm                GBPm
Balance sheet impact
The fair value of plan assets at 31 March                                      -                 422
The present value of plan liabilities at 31 March                              -               (396)
Net pension (deficit)/asset                                                    -                  26
Other non-pension post retirement benefits                                     -                (64)
Related deferred tax liability                                                 -                 (2)
Net deficit for post retirement benefits net of tax                            -                (40)

c)      Movement in plan surplus during the year:
                                                                            2003
                                                                            GBPm
Deficit in plan at beginning of the year                                    (38)

Contributions paid                                                             -
Current service cost                                                        (15)
Past service cost                                                              -
Gain on settlement                                                           103
Foreign exchange                                                               2
Other finance income                                                           -
Actuarial loss                                                              (52)
Deficit in the plan at the end of the year                                     -


d)  Assets in the plan together with expected long-term rate of return

                                                                     Value at                Value at
                                                          Rate of    31 March     Rate of    31 March
                                                           Return        2003      Return        2002
                                                                %        GBPm           %        GBPm
Equities                                                        -           -         8.5         255
Bonds                                                           -           -         6.0         151
Property                                                        -           -           -           -
Others                                                          -           -         5.0          16
                                                                            -                     422



24.           CALLED UP SHARE CAPITAL


                                                                                      2003             2002
                                                                                      GBPm             GBPm
Authorised
991,679,020 ordinary shares of 4428/43p each                                           443              443
720,339,029 'A' Shares of 60p each                                                     432              432
One special right redeemable preference share of GBP1                                      -                -
                                                                                       875              875

Allotted, called up and fully paid
620,362,444 ordinary shares of 4428/43p each                                           277              277
80,908,247 'A' shares of 60p each                                                       48               48
74,752,351 deferred 'A' shares of 60p each                                              45               45
One special rights redeemable preference share of GBP1                                     -                -
                                                                                       370              370



Special rights redeemable preference share of GBP1

The special rights redeemable preference share is redeemable at par at any time after 30 September 2006 at the option of the Secretary of State, after consulting the Company. This share, which may only be held by a Minister of the Crown or other person acting on behalf of HM Government, does not carry any rights to vote at general meetings, but entitles the holder to attend and speak at such meetings. The special share confers no right to participate in the capital or profits of the Company beyond its nominal value. Certain matters, in particular, the alteration of specific sections of the Articles of Association of the Company (including the Article relating to limitations that prevent a person having the right to have an interest in 15% or more of the voting share capital), require the prior written consent of the holder of the special share.


24.           CALLED UP SHARE CAPITAL (Continued)



'A' Shares and deferred shares

The 'A' shares are traded on the London Stock Exchange and at 31 March 2003 had a market value of 3p (2002: 51p). The deferred shares have a GBPnil fair value at 31 March 2003 (2002: GBPnil).


The 'A' shares and deferred shares do not carry any rights to receive notice of, attend, speak or vote at any general meeting, unless in the case of 'A' shares the meeting is due to consider a resolution for the winding up of the Company, or the continuing dividend remains unpaid six months or more after it fell due. On a winding up of the Company, the 'A' shares have preferential rights over the ordinary shares in respect of the distribution of capital. The 'A' shares confer no rights to participate in the capital or profits of the Company beyond their nominal value. The deferred shares do not confer any rights to participate in the capital or profits of the Company, including on a winding up of the Company.


25.           PROFIT AND LOSS ACCOUNT


                                                            Group                        Company
                                                         2003          2002            2003          2002
                                                         GBPm          GBPm            GBPm          GBPm
As at 1 April 2002                                      (213)           372           1,495         1,855
Loss for the year                                     (3,941)         (577)         (6,058)         (360)
Foreign currency translation adjustments                 (25)           (8)               -             -
As at 31 March 2003                                   (4,179)         (213)         (4,563)         1,495



The Company did not have distributable reserves at 31 March 2003
(2002: GBP491m).



26.                RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS' FUNDS


                                                                                            Group
                                                                                      2003           2002
                                                                                      GBPm           GBPm
As at 1 April 2002                                                                     490          1,075
Loss for the financial year                                                        (3,941)          (527)
Ordinary dividend                                                                        -           (48)
Foreign currency translation adjustments                                              (25)            (8)
Non-equity dividend                                                                      -            (2)
As at 31 March 2003                                                                (3,476)            490



27.             RECONCILIATION OF OPERATING PROFIT TO OPERATING NET CASH FLOWS


                                                                        Group
                                                                   2003                            2002
                                                Continuing       Discontinued
                                                Activities         Activities         Total       Total
                                                                         GBPm          GBPm        GBPm
Operating (loss)/profit including exceptional
items
                                                   (3,899)                 97       (3,802)       (281)
Operating exceptional items                          3,906                  -         3,906         512
Business performance operating profit                    7                 97           104         231
Depreciation charges (includes lease
amortisation)                                          274                 13           287         285

Nuclear liabilities charged to operating costs         105                  -           105         156
Nuclear liabilities discharged                       (115)                  -         (115)       (332)
Other provisions discharged                           (45)                  -          (45)        (43)
Regular contributions to decommissioning fund         (18)                  -          (18)        (18)
Decrease/(increase) in stocks                           72               (12)            60          66
Decrease/(increase) in debtors                          12               (30)          (18)       (117)
Decrease/(increase) in creditors                      (48)                 24          (24)         152
Net cash inflow from operating activities              244                 92           336         380
Payments to acquire tangible fixed assets            (112)              (170)         (282)       (225)
Net cash inflow from operating activities net
of capital expenditure                                 132               (78)            54         155






28.                RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN FUNDS

                                                                                                       2003
                                                                                                       GBPm
Increase in cash in the year                                                                             87
Increase in liquid resources                                                                             37
Decrease in debt                                                                                        185
Decrease in net debt in the year                                                                        309
Net debt at 1 April 2002                                                                              (859)
Net debt at 31 March 2003                                                                             (550)



29.                ANALYSIS OF NET DEBT


                                                      Term      Debt due in         Debt due
                                                 deposits/        less than       after more
                                  Cash at             bank         one year         than one
                                     bank         balances                              year       Net debt
                                                      GBPm             GBPm             GBPm          GBPm
Net debt at 1 April 2002                -              209            (153)            (915)          (859)
Disposal of Bruce Power debt            -                -                -               93             93
Cash flows                             87               37                1               91            216
Net debt at 31 March 2003              87              246            (152)            (731)          (550)



Cash not immediately required for business purposes is invested in fixed rate term deposits. At 31 March 2003, these term deposits were due to mature within one month and earned interest at an average rate of 3.7%. Term deposits and bank balances at 31 March 2003 include GBP209m of cash which has been deposited in collateral bank accounts for trading purposes, availability of this cash is therefore restricted over the period of the collateralised position.


30.                CONTINGENT ASSETS



The Group has not recognised certain cash retentions in respect of the disposal of Bruce Power as an asset in its balance sheet at 31 March 2003, because of uncertainties regarding their realisation. The conditions attached to these retentions are described more fully in note 5.


31.                CONTINGENT LIABILITIES



These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1 to these accounts. This note describes the contingent liabilities which are applicable to the Group and the Company.


The Group has been provided with a financing facility by the Secretary of State for Trade and Industry, (the "Secretary of State") as described in note 1 to these accounts. As at 31 March 2003 the Group had drawn down no cash drawings and had not utilised collateral available under the financing facility to support trading operations in the UK.


The following security has been granted for obligations under the financing facility made available by the Secretary of State for Trade and Industry:


- An all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables, and special accounts and a floating charge between the Secretary of State and certain Group companies.

-          Fixed charges in relation to the UK nuclear power stations.

- Pledge and mortgage of shares in certain Group subsidiaries in favour of the Secretary of State.

- Pledge agreement between British Energy US Holdings Inc and the Secretary of State over certain membership interests in British Energy US Investments LLC and certain limited partnership interests in British Energy LP.



Amounts owing by Eggborough Power Limited ("EPL") to the Eggborough bank syndicate are not guaranteed by the Company. However, the Company guarantees the payment of amounts by British Energy Power & Energy Trading Limited to EPL, calculated to cover EPL's borrowing and operating costs. In addition the Company also provides a subordinated loan facility to EPL.


The Group has entered into formal standstill agreements with certain significant creditors and BNFL and it has also reached non-binding agreement in principle regarding the recognition, compromise and allocation of certain claims under the terms of the restructuring as announced on 28 November 2002. However, while the Directors believe that the amounts of the agreed claims currently reflect the amounts legally claimable, in the event of restructuring not being completed then different amounts may be calculated as being claimable.


On 25 September 2002 the Nuclear Generation Decommissioning Fund Limited (the "Fund") served a default notice relating to the solvency of the Company, British Energy Generation Limited and British Energy Generation (UK) Limited. Unless the default is cured to the satisfaction of the Fund, or waived, the Fund has the right to require accelerated payment of all of the contributions due to the Fund prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of GBP18m. The Fund has agreed not to take enforcement action without further notice while the Group progresses satisfactorily toward achieving restructuring.


31.                CONTINGENT LIABILITIES (Continued)



The Directors understand that AES and Greenpeace have lodged an appeal in the Court of First Instance in Luxembourg against the EU approval of HMG's decision to grant rescue aid to the Group. The Directors also understand that other parties may take similar action.


The Group has given certain indemnities and guarantees in respect of the disposal of its investment in Bruce Power. The Group does not currently anticipate any losses will arise in connection with them.


The Group is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the Group's financial position.


The Company has given certain indemnities and guarantees in respect of its subsidiary undertakings. No losses are anticipated to arise under these indemnities and guarantees, provided relevant subsidiary undertakings continue as going concerns.


32.                FINANCIAL COMMITMENTS


                                                                                       2003            2002
                                                                                       GBPm            GBPm
Capital expenditure contracted but not provided                                          40              93



In addition to the reprocessing commitments there are commitments at 31 March 2003 for nuclear fuel purchase totalling GBP583m, at current prices, over the next 10 years. These commitments may be subject to change in the future as the Group's contractual terms with BNFL are expected to be amended in the event of the successful completion of the restructuring proposals.


In addition to the liabilities and provisions recognised and described in the notes to the financial statements the Group has provided certain guarantees and commitments in respect of the extent of capital expenditure by Eggborough Power Limited and AmerGen. The Group also enters into commitments to purchase and sell electricity in the normal course of business.


33.           POST BALANCE SHEET EVENTS



In April 2003 the Group received payment of C$20m in respect of a pension related cash retention which formed part of the disposal proceeds of its investment in Bruce Power. The receipt of this cash has been recognised in the accounts to 31 March 2003 as being part of the disposal proceeds of Bruce Power as described more fully in note 5.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  JUne 03, 2003                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations